

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)

☑ Filed by the Registrant ☐ Filed by a Party other than the Registrant

Check the appropriate box:	
☐	Preliminary Proxy Statement
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☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

Apple Inc.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☐	**Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.**



Apple Inc.

Notice of 2023 Annual Meeting of Shareholders and Proxy Statement



Attending the Annual Meeting

We are pleased to welcome shareholders to the 2023 Annual Meeting, to be held virtually on March 10, 2023, at 9:00 A.M. Pacific Time.

To attend, vote, and submit questions during the Annual Meeting visit www.virtualshareholdermeeting.com/AAPL2023 and enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting. Attendance at the Annual Meeting is subject to capacity limits set by the virtual meeting platform provider. To submit questions in advance of the Annual Meeting, visit proxyvote.com before 8:59 P.M. Pacific Time on March 9, 2023, and enter your control number.

Your vote is important to us. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance to ensure that your vote will be represented at the Annual Meeting. To vote in advance online, visit proxyvote.com and enter the control number included in your Notice of Internet Availability of Proxy Materials, or, if you requested printed copies of the proxy materials, you may vote by phone or by mail. For more detailed information, see the section entitled "Voting Procedures" beginning on page 105 of the Proxy Statement.

In the Proxy Statement, the terms "Apple," "we," "our," and "Company" refer to Apple Inc. Information presented in the Proxy Statement is based on Apple's fiscal calendar, other than references to particular years in the biographical information about our directors and executive officers and the opposition statements to the shareholder proposals which refer to calendar years. The Proxy Statement includes website addresses and references to additional materials found on those websites. These websites and materials are not incorporated into the Proxy Statement by reference.

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our environmental, social, and governance goals, commitments, and strategies, our executive compensation program, and our intent to publish reports in relation to our civil rights audit and workers' rights assessment. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks, uncertainties, and other important factors that are discussed in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. We assume no obligation to update any forward-looking statements or information, which speak as of their respective dates.

These materials were first sent or made available to shareholders on January 12, 2023.



Table of Contents



Management Proposals 69

Shareholder Proposals 75

Other Information 97








Apple Inc.

Notice of 2023 Annual Meeting of Shareholders

Date and Time

March 10, 2023
9:00 A.M. Pacific Time

Virtual Meeting Site

www.virtualshareholdermeeting.com/AAPL2023

Who Can Vote

Shareholders of record at the close of business on January 9, 2023

Items of Business and Board Voting Recommendation

1	Election of Directors: James Bell, Tim Cook, Al Gore, Alex Gorsky, Andrea Jung, Art Levinson, Monica Lozano, Ron Sugar, and Sue Wagner	**FOR** each of the nominees
2	Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**
3	Advisory Vote to Approve Executive Compensation	**FOR**
4	Advisory Vote on the Frequency of Advisory Votes on Executive Compensation	**1 YEAR**
5-9	Shareholder Proposals if properly presented	**AGAINST**

And other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

Sincerely,

Katherine L. Adams

Katherine Adams

Senior Vice President,
General Counsel and Secretary
Cupertino, California
January 12, 2023

Important notice regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on March 10, 2023. The Notice of Meeting, Proxy Statement, and Annual Report on Form 10-K are available free of charge at proxyvote.com and at investor.apple.com.





Message from our Chief Executive Officer

To our shareholders,

Over the past year, teams across Apple came together in service of our timeless mission: creating technology that empowers people and enriches their lives. And the result was another record year — one defined by innovation, and by the bedrock values that have long defined our company.

There is a lot more to say about Apple's year, and in that spirit, I'd like to invite you to join our 2023 Annual Meeting of Shareholders on Friday, March 10th. I hope you'll join us.

The global challenges with us all today — from inflation, to war in Eastern Europe, to the enduring impacts of the pandemic — make this a time for deliberate and thoughtful action. But it is not a time to retreat from the future. We've always run Apple for the long-term, and that means continuing to invest in innovation, in people, and in the positive difference we can make in the world.

Today, we have the strongest lineup of products and services we've ever had, and our technology has never shown up for our users in more ways. And our latest innovations are helping so many of us harness our creativity, connect with loved ones, find entertainment and joy, and live safer, healthier lives.

Across this work, our values remain a driving force behind our innovations. And I'm so inspired by people across Apple working to make our technology even more accessible, more private, and more empowering for all who use it. That kind of teamwork is made possible by people with a diversity of ideas and backgrounds. And this year, we've continued to make important progress improving representation within Apple — while fostering a welcoming, inclusive culture where everyone belongs.

Our teams are also pressing forward in the fight against climate change. Our corporate operations have been carbon neutral for three years, and today, we're working to become carbon neutral for our global supply chain and product use by 2030. We continue to bring new renewable energy online, protect forests that sequester carbon, and innovate to use more recycled and sustainable materials across our products.

Progress like this makes me profoundly confident about the future of Apple, and technology's potential to solve problems and improve lives. And I remain grateful to everyone at Apple for the work they do each and every day — and to our shareholders for their trust and investment in our company.

Tim Cook

Tim Cook
CEO



Apple Values

We are committed to demonstrating that business can and should be a force for good. Achieving that takes innovation, collaboration, and a focus on serving others. It also means leading with our values in the technology we make, the way we make it, and how we treat people and the planet we all share. We're always working to leave the world better than we found it, and to create powerful tools that empower others to do the same.

Accessibility

We create the most accessible products and services in the world, because technology for everyone should meet everyone's needs.

Education

We believe education is a great equalizing force and a powerful source of opportunity for all.

Environment

We believe doing right by the planet is good for people, for communities, and for business.

Inclusion & Diversity

We're committed to making our company more inclusive and diverse and the world more just.

Privacy

We believe privacy is a fundamental human right.

Supplier Responsibility

We set the highest standards for labor and human rights, working across our global supply chain to expand opportunity and empower people.

Our Commitment to Transparency

ESG Report and Index

investor.apple.com/esg

People and Environment in Our Supply Chain Report

apple.com/supplier-responsibility

Environmental Progress Report

apple.com/environment

Privacy Transparency Report

apple.com/privacy

Accessibility

apple.com/accessibility

Education

apple.com/education-initiative

Inclusion & Diversity

apple.com/diversity

Racial Equity & Justice Initiative

apple.com/racial-equity-justice-initiative

Human Rights Policy

apple.com/compliance/policies

Ethics and Compliance

apple.com/compliance

Our Progress

This year, teams across Apple pushed forward in our work to infuse technology with our values, supporting the communities where we live and work, and protecting the planet we share. That included innovating to make our technology even more accessible for everyone, and designing products and services to protect people's fundamental right to privacy. We also continued to build on our environmental progress — Apple has been carbon neutral for its global corporate operations since 2020. And we're looking forward to continued partnership with our suppliers to make Apple's supply chain carbon neutral by 2030. Today, more than 200 of our suppliers have already pledged to power all Apple production with renewable electricity. We've also continued to improve representation and diversity, while fostering a welcoming environment where everyone belongs, and we remain committed to building a more equitable and inclusive world.







Proxy Statement Summary



Our Business

Despite the many challenges in 2022, teams across Apple continued to innovate, focus on our users, and create the best products and services in the world — resulting in another record year.



Net Sales ($B)

274.5 — FY'20
365.8 — FY'21
394.3 — FY '22

8%
FY'22 Year-Over-Year Growth



Operating Income ($B)

66.3 — FY '20
108.9 — FY '21
119.4 — FY '22

10%
FY'22 Year-Over-Year Growth

Three-Year Total Shareholder Return
Includes reinvestment of dividends



181%

31%

FY '19   FY '20   FY '21   FY '22

● Apple   ● S&P 500

2022 Highlights

Overall	Products	Services
• All-time net sales records in Americas, Europe, Greater China, and Rest of APAC	• All-time net sales records for iPhone, Mac, and Wearables, Home & Accessories	• All-time services net sales and gross margin records
• All-time net income, earnings per share, and operating cash flow records	• All-time record for installed base of active devices across all major product categories and each geographic segment	• Size of Fortune 50 company, nearly doubling net sales during the past four years
• Double-digit growth and an all-time record in net sales in emerging markets	• Major updates across our product portfolio, including iPhone 14 Pro and Pro Max, Apple Watch Ultra, and M2 for Mac	• 900 million paid subscriptions across the services on our platform, a 155 million increase year-over-year



Executive Compensation

Motivating and retaining a talented and experienced leadership team is a key component of Apple's long-term success. We are committed to an effective executive compensation program that incorporates sound policies and best practices, and delivers a majority of our named executive officers' annual compensation through performance-based incentives.

The Board recommends that shareholders vote to approve, on an advisory basis, the 2022 compensation paid to our named executive officers.

2022 Compensation Highlights

The 2022 performance-based incentives paid to our named executive officers reflect our strong net sales and operating income and outstanding total shareholder return ("TSR") over the applicable performance periods.

Annual Cash Incentive	Our record 2022 net sales and operating income results exceeded plan goals set for the year, resulting in an annual cash incentive award paid out at the maximum of 200% of target.
Performance-Based RSUs	Apple's TSR was at the 96th and 99th percentiles, respectively, relative to other companies in the S&P 500 over the two performance periods applicable to performance-based restricted stock units ("RSUs") eligible to vest in 2022. As a result, performance-based RSUs vested at the maximum 200% of target for each of our named executive officers, other than Mr. Cook who did not have an outstanding performance-based RSU award eligible to vest in 2022.

2023 Compensation Changes

The Compensation Committee evaluates and makes compensation decisions prior to the start of each fiscal year. The results of the 2022 Say on Pay advisory vote led to broader shareholder engagement on executive compensation in 2022 of approximately 53% of institutional shares held. The Compensation Committee balanced shareholder feedback, Apple's exceptional performance, and a recommendation from Mr. Cook to adjust his compensation in light of the feedback received. The Compensation Committee then approved the target annual compensation of our named executive officers for 2023, including the following changes to CEO compensation, which Mr. Cook supported, and that the Compensation Committee believes are responsive to shareholder feedback, while continuing both to align pay with performance and to recognize Mr. Cook's outstanding leadership.

Total CEO Pay	Mr. Cook's 2023 target total compensation is $49 million, a reduction of over 40% from his 2022 target total compensation. Taking into consideration Apple's comparative size, scope, and performance, the Compensation Committee also intends to position Mr. Cook's annual target compensation between the 80th and 90th percentiles relative to our primary peer group for future years.
CEO Equity Mix	The percentage of performance-based RSUs granted to Mr. Cook was increased from 50% to 75% of his 2023 target equity award and the percentage of his performance-based RSUs will be at least 75% of his target equity awards for future years.
CEO Retirement Vesting	The time-based RSUs awarded to Mr. Cook for 2023 provide for pro-rata instead of full vesting in the event of retirement during the term of the award. The Compensation Committee intends to maintain this same structure for future years.

For more information on our executive compensation program and the 2022 compensation of our named executive officers, see the section entitled "Compensation Discussion and Analysis" beginning on page 43.



Apple's Board of Directors

Apple is overseen by directors with diverse skills, qualities, attributes, and experiences that effectively address the Company's evolving needs and represent the best interests of Apple's shareholders.

55%
of directors self-identify as women or as from an underrepresented community

44%
of directors self-identify as from an underrepresented community

33%
of directors self-identify as women

50%
of Board and committee leadership positions are filled by women

Name	Occupation	Independent	Age	Director Since	Audit Committee	Compensation Committee	Nominating Committee
Art Levinson Chair	Founder and CEO, Calico	✓	72	2000		●	
Tim Cook	CEO, Apple		62	2011			
James Bell	Former CFO and Corporate President, The Boeing Company	✓	74	2015	●		
Al Gore	Former Vice President of the United States	✓	74	2003		●	●
Alex Gorsky	Executive Chair, Johnson & Johnson	✓	62	2021			●
Andrea Jung	President and CEO, Grameen America	✓	64	2008		🔵	●
Monica Lozano	Former President and CEO, College Futures Foundation	✓	66	2021	●		
Ron Sugar	Former Chair and CEO, Northrop Grumman Corporation	✓	74	2010	🔵		
Sue Wagner	Co-founder and Director, BlackRock	✓	61	2014	●		🔵

🔵 Chair   ● Member



Shareholder Engagement

We proactively engage with shareholders throughout the year to better understand their priorities and perspectives on significant issues, including company performance and strategy, executive compensation, corporate governance, shareholder proposals, and environmental and social matters. Engagement participants include members of senior management and our Board. Apple and its Board consider feedback and insights from shareholders and other stakeholders as we review our practices and disclosures.

Shareholder Engagement in Calendar Year 2022



Contacted	Engaged	Director participation for
>70% of institutional shares held	**>60%** of institutional shares held	**>50%** of engaged shares

Comprehensive Engagement Program

Annual Meeting Engagement

- Leading up to our annual meeting, we engage with shareholders to seek feedback on our initiatives, disclosures, and proposals
- Following our annual meeting, we reach out to investors to better understand their votes

Off-season Engagement

- We engage in discussions regarding executive compensation and broader environmental, social, and governance topics, including inclusion and diversity, key community initiatives, environmental programs, and enterprise risk management

Year-round Engagement

- We engage with proxy advisory firms to discuss our programs and shareholder feedback, and learn about key focus areas their clients are raising
- Our quarterly earnings calls provide shareholders with an opportunity to hear about our financial results and corporate strategy

Key responsive actions

Executive Compensation	The Compensation Committee made changes to the equity component of Mr. Cook's 2023 total target compensation and provided additional disclosures regarding their decision-making process.
Majority-Supported Shareholder Proposals	Following our 2022 Annual Meeting of Shareholders, Apple: • engaged Covington & Burling LLP to conduct a civil rights audit; and • released a public report assessing the potential risks to Apple associated with "its use of concealment clauses in the context of harassment, discrimination, and other unlawful acts."
Time Commitment Policy	The Board amended its Corporate Governance Guidelines to require an annual review by the Nominating and Corporate Governance Committee of each director's various time commitments.
Board Oversight	The Board amended its committee charters to formalize its practice of overseeing Apple's strategies, policies, and practices relating to environmental and social matters, and its people and teams.
Workers' Rights Assessment	At Apple, we have long been committed to respecting human rights. We view this commitment as a fundamental part of who we are and our mission to enrich people's lives. We plan to conduct an assessment on Apple's efforts to comply with its Human Rights Policy as it relates to workers' freedom of association and collective bargaining rights in the United States by the end of calendar year 2023.



Voting Matters and Vote Recommendations

Proposal		Board Recommendation	Page Reference
1	**Election of Directors**	**FOR** each director nominee	70
	• Our Board is made up of directors with diverse skills, qualities, attributes, and experiences to effectively address Apple's evolving needs and represent the best interests of Apple's shareholders.		
2	**Ratification of Appointment of Independent Registered Public Accounting Firm**	**FOR**	71
	• Ernst & Young LLP is an independent auditing firm with the required knowledge and experience to effectively audit Apple's financial statements.		
	• Audit and non-audit services are pre-approved by the Audit and Finance Committee.		
3	**Advisory Vote to Approve Executive Compensation**	**FOR**	73
	• Our executive compensation program is designed to align pay with performance, taking into account shareholder feedback and interests.		
	• The compensation paid to our named executive officers in 2022 reflected the strength of our annual financial results and stock price performance.		
4	**Advisory Vote on Frequency of Say on Pay Votes**	**1 YEAR**	74
	• Say on Pay advisory votes should be conducted each year so that our shareholders can annually express their views on our executive compensation program.		
5	**Civil Rights and Non-Discrimination Audit Proposal**	**AGAINST**	79
	• The proponent mischaracterizes Apple's commitment to inclusion and diversity by suggesting that our policies promoting these goals are discriminatory.		
	• Undertaking a second civil rights audit would be redundant and unnecessary in light of Apple's ongoing Civil Rights Audit.		
6	**Communist China Audit**	**AGAINST**	82
	• We already provide the information requested by this proposal through our filings with the SEC and our extensive voluntary reporting relating to our international operations, including our supply chain and operations in China, and our robust risk management and reporting systems enable Apple to continually evaluate and seek to mitigate risks confronting our business.		
	• Our Board is actively engaged in the oversight of significant risks affecting our business, including material risks relating to our supply chain and operations in China.		
7	**Board Policy**	**AGAINST**	86
	• Our Board communication policy reflects a thoughtful and mainstream approach under which our directors can, and do, participate directly in discussions with shareholders, and our Board has already engaged with this proponent on their majority-supported shareholder proposal from the 2022 Annual Meeting.		
	• The proposal is overly prescriptive and would detract from the Board's ability to effectively discharge its duties by restricting when, how, and through whom shareholder engagement is conducted.		



Proposal		Board Recommendation	Page Reference
8	**Racial and Gender Pay Gaps**	**AGAINST**	89
	• We already have a comprehensive approach to pay equity and diverse representation at every level of the Company, and since 2017 have achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States, and in 2022, we also achieved pay equity at the intersections of gender and race and ethnicity in our U.S. workforce.		
	• We report on our progress on representation annually on our Inclusion and Diversity website, and we believe our transparency represents a more meaningful approach to pay equity and representation than the approach set forth in the proposal.		
9	**Shareholder Proxy Access Amendments**	**AGAINST**	93
	• Our proxy access bylaws were developed giving careful consideration to the varying viewpoints offered by many of our shareholders and provide a meaningful opportunity for shareholders to nominate directors, while the newly adopted universal proxy card rules provide further options for shareholders.		
	• Apple has a robust shareholder engagement program and, over the course of our engagement in calendar year 2022 with shareholders representing over 60% of institutional shares held, no shareholders provided feedback on, or sought changes to, our existing proxy access provisions.		






Corporate Governance



Our Corporate Governance Framework

Apple operates under a corporate governance framework designed to be a flexible working structure for principled actions, effective decision-making, and appropriate monitoring of both compliance and performance. Apple's key governance documents, including our Corporate Governance Guidelines, are available at investor.apple.com/leadership-and-governance.

One share equals one vote	We have a single class of shares with equal voting rights.
Annual director elections	All directors are elected annually for a one-year term.
Majority voting	We have a majority voting standard for uncontested elections of directors.
Separation of Chair and CEO roles	Our CEO is focused on managing Apple and our independent Chair drives accountability at the Board level.
Stock ownership guidelines	We have robust stock ownership guidelines for our directors and executive officers.
Shareholder engagement	We have a comprehensive year-round shareholder engagement program.
Access to management	Our Board has significant interaction with senior management and access to other employees.
Time commitment policy	The Nominating and Corporate Governance Committee annually reviews each director's various time commitments.
Financial expertise	All members of our Audit and Finance Committee qualify as audit committee financial experts.
Continuing education and training	Our Board regularly receives training and updates on ethics, compliance, and governance.
Succession planning	Our Board regularly reviews Board and executive succession planning.
Executive sessions	All quarterly Board and committee meetings include executive sessions.
Board, committee, and individual self-evaluations	Our Board, committees, and individual directors conduct annual performance self-evaluations led by our independent Chair, including one-on-one interviews.
Prohibitions on hedging, pledging, and other transactions	We prohibit short sales, transactions in derivatives, and hedging of Apple securities by directors, executive officers, and employees, and prohibit pledging of Apple securities by directors and executive officers.
Special meetings	Shareholders owning at least 10% of our outstanding shares have the right to call a special meeting of the shareholders.
Proxy access	Up to 20 shareholders owning at least 3% of our outstanding shares continuously for three years may nominate up to 20% of our Board.



Role of the Board of Directors

Apple's Board oversees the chief executive officer and other senior management in the competent and ethical operation of Apple and seeks to ensure that the long-term interests of shareholders are being served. Directors are expected to take a proactive, focused approach to their position to ensure Apple is committed to business success through the maintenance of high standards of responsibility and ethics.

Board Independence

Apple's Corporate Governance Guidelines require a majority of Board members to be independent. The Board has determined that all Board members, other than Mr. Cook, are independent under applicable rules of The Nasdaq Stock Market LLC ("Nasdaq").

Apple's Board has a standing Audit and Finance Committee (the "Audit Committee"), Compensation Committee (the "Compensation Committee"), and Nominating and Corporate Governance Committee (the "Nominating Committee"). The Board has determined that all committee members are independent under applicable Nasdaq and Securities and Exchange Commission ("SEC") rules for committee memberships, and that each member of the Audit Committee also meets the additional independence criteria set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Board and Committee Structure

Apple regularly reviews the Board's leadership structure and the responsibilities and composition of its standing committees. The structure and composition of Apple's Board and its committees are intended to leverage the diverse perspectives of the Board members and promote effective oversight.

The Board believes its current leadership structure, in which the roles of Chair and CEO are separated, best serves Apple's overall corporate structure and the Board's ability to carry out its roles and responsibilities on behalf of Apple's shareholders, including its oversight of management and corporate governance matters. The Board also believes that the current structure allows our CEO to focus on managing Apple, while leveraging our independent Chair's experience to drive accountability at the Board level.

The current membership and function of each standing committee is described on the following page. Each committee operates under a written charter adopted by the Board, which is available at investor.apple.com/leadership-and-governance. Each committee reviews and assesses its charter annually.

New for 2022

Oversight of People and Teams	The Board formalized the Compensation Committee's oversight of Apple's strategies, policies, and practices relating to our people and teams.
Oversight of Environmental and Social Matters	The Board formalized the Nominating Committee's oversight of Apple's strategies, policies, and practices relating to environmental and social matters.
Time Commitment Policy	The Board amended its Corporate Governance Guidelines to require an annual review by the Nominating Committee of each director's various time commitments. The Nominating Committee has determined that, in its view, no director currently has time commitments that would prevent them from properly discharging their duties as directors.



Audit Committee

Ron Sugar (Chair)
James Bell
Monica Lozano
Sue Wagner

Eight meetings during 2022

Audit Committee Report:
page 98

The Audit Committee assists the Board in the oversight and monitoring of Apple's financial statements and other financial information provided by Apple to its shareholders and others; compliance with legal, regulatory, and public disclosure requirements; the independent auditors, including their qualifications and independence; Apple's systems of internal controls, including the internal audit function; treasury and finance matters; enterprise risk management; privacy and data security; and the auditing, accounting, and financial reporting process generally. The Audit Committee also appoints Apple's independent registered public accounting firm and pre-approves the services performed by them.

The Board has determined that each Audit Committee member qualifies as an "audit committee financial expert" as that term is defined under SEC rules.

Compensation Committee

Andrea Jung (Chair)
Al Gore
Art Levinson

Six meetings during 2022

Compensation Committee
Report: page 58

The Compensation Committee reviews and approves the compensation arrangements for the CEO, Apple's other executive officers, and, to the extent it deems appropriate, other employees; administers Apple's equity compensation plans; reviews and makes recommendations to the Board regarding the compensation of members of the Board and Board committees; and assists the Board in its oversight of management's strategies, policies, and practices relating to Apple's people and teams. The Compensation Committee may delegate its authority under its charter to Apple's officers or employees, or any of the individual members of the Compensation Committee, except to the extent otherwise prohibited by applicable law or SEC or Nasdaq rules. The Compensation Committee's authority to grant equity awards or to take any other action with respect to equity awards (other than the performance of ministerial duties) may not be delegated to Apple's management or others.

For a description of the Compensation Committee's processes and procedures, including the roles of its independent compensation consultant and the CEO in support of the Compensation Committee's decision-making process, see the section entitled "Compensation Discussion and Analysis" beginning on page 43.

Nominating Committee

Sue Wagner (Chair)
Al Gore
Alex Gorsky
Andrea Jung

Four meetings during 2022

The Nominating Committee's duties and responsibilities include assisting the Board on matters relating to the identification, evaluation, and selection of Board members and candidates nominated to the Board; making recommendations to the Board concerning the size, structure, and composition of the Board and its committees; overseeing and making recommendations regarding corporate governance matters, including Apple's Corporate Governance Guidelines; and overseeing Apple's strategies, policies, and practices relating to environmental and social matters. The Nominating Committee is committed to actively seeking out, and will instruct any search firm it engages to identify, individuals who will contribute to the diversity of the Board's composition overall with respect to age, disability, gender identity or expression, ethnicity, military veteran status, national origin, race, religion, sexual orientation, and other backgrounds and experiences. The Nominating Committee also oversees the annual Board performance self-evaluation process.

The Nominating Committee has evaluated and recommended to the full Board each of the nominees named in this Proxy Statement for election to the Board. See the section entitled "Directors" beginning on page 27.



Board Oversight

The Board takes an active role in overseeing corporate and product strategy and seeks to ensure the long-term interests of Apple and its shareholders are being served. The Board believes that evaluating the executive team's management of the risks confronting Apple is one of its most important areas of oversight. In carrying out this responsibility, the Board is assisted by its committees, each of which considers risks within its areas of primary responsibility and expertise and apprises the full Board of significant matters and management's response.

Board of Directors

Directly oversees corporate and product strategy, executive succession planning, and other matters reserved to the full Board. Reviews and discusses with management significant risks affecting Apple, including matters escalated by its committees from within their respective areas of direct oversight.

Audit Committee

Oversees financial matters, business conduct, and legal and regulatory compliance, including antitrust matters, political expenditures, cybersecurity, and tax matters and has primary responsibility for assisting the Board with risk oversight.

Compensation Committee

Oversees the design and administration of compensation programs and policies and has primary responsibility for assisting the Board with oversight of matters relating to Apple's people and teams.

Nominating Committee

Oversees Board structure, governance, and independence, and has primary responsibility for assisting the Board with oversight of environmental and social matters.

Management

Led by our CEO and executive team, implements and supervises day-to-day risk management processes and reports to the Board and its committees on significant matters.

Internal Audit

Directly overseen by the Audit Committee and operating pursuant to a charter, which is reviewed and approved annually by the Audit Committee, identifies and helps mitigate risk, and improves internal controls.

Enterprise Risk Management Program

Designed to identify, assess, and monitor Apple's business risks, including financial, operational, compliance, and reputational risks. The program is supported by a Risk Oversight Committee consisting of our Chief Financial Officer, General Counsel, Head of Business Assurance, and other senior business leaders that assists the Audit Committee with its general responsibility for overseeing enterprise risk management.



Selected Areas of Oversight

Compliance and Business Conduct	The Audit Committee regularly reviews and discusses with management Apple's compliance and business conduct risks. Apple's Chief Compliance Officer is responsible for the development, review, and execution of Apple's Compliance and Business Conduct program and regularly reports to the Audit Committee.

Environment	The Board reviews and discusses updates on environmental matters with Apple's Vice President of Environment, Policy and Social Initiatives, who is responsible for the development, review, and execution of plans designed to minimize Apple's impact on the environment. These reports include updates on Apple's progress towards environmental and climate goals and the environmental impact of our products and operations. In 2022, the Board formalized the Nominating Committee's oversight of Apple's strategies, policies, and practices relating to environmental and social matters.

Human Rights	In 2020, the Board adopted Apple's human rights policy—Our Commitment to Human Rights. The policy governs how we treat everyone, including our customers, employees, business partners, and people at every level of our supply chain. Apple identifies salient human rights risks through internal risk assessments and external industry-level third-party audits. Additionally, the policy requires Apple to maintain active communication channels with rights holders and other stakeholders. The Board is responsible for overseeing and periodically reviewing our Human Rights Policy. Apple's General Counsel is responsible for its ongoing implementation, and reports to the Board and its committees on any significant issues identified during the diligence process and Apple's progress.

People and Teams	The Board takes an active role in overseeing matters related to our people and teams, including with respect to inclusion and diversity, culture and engagement, talent recruitment, development, and retention, and in November 2022 formalized its policy of allocating direct responsibilities for this area of oversight to the Compensation Committee. Additionally, Apple's Compensation Committee oversees risks related to Apple's compensation programs. Each year, the Compensation Committee evaluates whether the design and operation of Apple's compensation programs or policies encourage our executive officers or our employees to take unnecessary or excessive risks. In establishing and reviewing Apple's compensation programs for risk, the Compensation Committee considers program features that mitigate against potential risks for our executive officers, such as fixed base salaries; goals that are tied to specific company financial measures and payout caps for the annual cash incentive program; clawbacks for our cash and equity incentives; the quantity and mix of long-term performance-based and time-based equity incentives; and stock ownership requirements. The Compensation Committee also generally considers the program features that mitigate potential risks for our non-executive officer employees. In its annual review, the Compensation Committee concluded that Apple's executive compensation programs and policies continue to provide an effective and appropriate mix of incentives to help ensure performance is focused on long-term shareholder value creation, and do not encourage short-term risk taking at the expense of long-term results or create risks that are reasonably likely to have a material adverse effect on Apple.



Privacy and Data Security

The Audit Committee regularly reviews and discusses with management Apple's privacy and data security risks. The Audit Committee receives regular updates from management, including Apple's Head of Information Security. Additionally, the Audit Committee reviews reports on privacy and data security matters from Apple's General Counsel, and from the heads of Compliance and Business Conduct, Business Assurance, and Internal Audit.

Apple also has a management Privacy Steering Committee chaired by Apple's General Counsel, with members including Apple's Senior Vice President of Machine Learning and AI Strategy, Senior Vice President of Software, and a cross-functional group of senior representatives from Services, Software Engineering, Product Marketing, Corporate Communications, Information Services & Technology, Information Security, and Privacy Legal, and the Head of Business Assurance. The Privacy Steering Committee sets privacy standards for teams across Apple and acts as an escalation point for addressing privacy compliance issues.

Regulatory and Antitrust Compliance

Apple's full Board takes an active role in overseeing legal and regulatory risks related to Apple's business. The Board receives regular updates from Apple's General Counsel and Vice President of Product and Regulatory Law on legal and regulatory developments affecting the Company, including updates on legislative developments, government investigations, litigation, and other legal proceedings.

The Audit Committee oversees Apple's antitrust compliance program. Apple's Antitrust Compliance Officer is responsible for the development, review, and execution of Apple's antitrust compliance program and, together with Apple's General Counsel and Apple's Chief Compliance Officer, regularly reports to the Audit Committee.

Supply Chain

The Board reviews and discusses with management reports regarding Apple's supply chain and operations. These reports include updates from Apple's Senior Vice President, Operations, on Apple's supply chain management, and our program to oversee Apple's Supplier Code of Conduct and Supplier Responsibility Standards. Apple reports publicly on its efforts and progress in the critical work of protecting people and the planet across its supply chain through an annual People and Environment in Our Supply Chain report.

Tax

The Audit Committee reviews and discusses with management reports on tax matters from Apple's Chief Financial Officer, General Counsel, the heads of Tax, Business Assurance, and Internal Audit, and Apple's independent auditor. These reports include updates on significant domestic and international tax-related developments, and international tax policy.



Shareholder Engagement

We proactively engage with shareholders and other stakeholders throughout the year to learn their perspectives on significant issues. This engagement helps us better understand shareholder priorities and perspectives, gives us an opportunity to elaborate upon our initiatives with Apple subject matter experts, and fosters constructive dialogue with our community of shareholders. The Board and our management teams carefully consider the feedback from these meetings, as well as shareholder support and feedback at our annual meetings, when reviewing our business practices, corporate governance framework, and executive compensation program.

In the summer of 2022, following our annual meeting, we reached out to investors owning approximately 53% of institutional shares held to better understand their voting, particularly around our executive compensation program and majority-supported shareholder proposals to help inform the Board's discussions on these topics.

In the late summer and fall of 2022, we then engaged with shareholders owning approximately 56% of institutional shares held to follow up on the Compensation Committee's decisions regarding executive compensation, and have a broader conversation related to Apple's environmental, social, and governance practices, implementation of majority-supported shareholder proposals, and the Board's oversight role.

Throughout calendar year 2022, we engaged with more than 60% of institutional shares held and directors participated in meetings with shareholders representing over 50% of institutional shares engaged.

Key responsive actions

1	**Executive Compensation**	The Compensation Committee made changes to the equity component of Mr. Cook's 2023 total target compensation and provided additional disclosures regarding their decision-making process. For detailed information on our engagement with shareholders on our executive compensation program and actions taken in response, see the section entitled "Compensation Discussion and Analysis" beginning on page 43.
2	**Civil Rights Audit**	Apple's Civil Rights Audit is currently underway. We have engaged a team from Covington & Burling LLP, led by former U.S. Attorney General Eric Holder, to conduct the audit, which will examine civil rights impacts on our business in the areas of our people, our products and services, customer connections, and communities. The Covington team is assessing the Company's policies, controls, and initiatives in these areas, and we expect to publish a report regarding their assessment in 2023.
3	**Report on Our Commitment to an Open and Collaborative Workplace**	Under the oversight of our Nominating Committee, we prepared a report "assessing the potential risks to the company associated with its use of concealment clauses in the context of harassment, discrimination and other unlawful acts." To assist with the preparation of the report, Apple engaged outside counsel to review and evaluate relevant Apple policies and documentation. Based on that review, we have concluded that the risks to Apple, including legal, brand, financial, and human capital risks, are low. The report has been published in the Leadership and Governance section of our investor relations website.
4	**Workers' Rights Assessment**	At Apple, we have long been committed to respecting human rights. We view this commitment as a fundamental part of who we are and our mission to enrich people's lives. We plan to conduct an assessment on Apple's efforts to comply with its Human Rights Policy as it relates to workers' freedom of association and collective bargaining rights in the United States by the end of calendar year 2023.



Board Meetings and Attendance

The Board met five times during 2022. Each member of the Board who served during 2022 attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board held during 2022, and (ii) the total number of meetings held by each committee of the Board on which the member served during 2022.

Apple expects all of its directors to attend the Annual Meeting. All directors attended the 2022 annual meeting of shareholders (the "2022 Annual Meeting").

Annual Board and Committee Self-Evaluations

The Board conducts an annual self-evaluation to assess whether the Board, its committees, and each member of the Board are working effectively, and to provide an opportunity to reflect upon and improve processes and effectiveness.

The Nominating Committee designs and establishes the overall evaluation framework, and Dr. Levinson, the independent Chair of the Board, leads the evaluation interviews and feedback sessions. Dr. Levinson conducts one-on-one discussions with each director to obtain their assessment of the effectiveness and performance of the Board and its committees. Additional discussion topics include Board and committee composition and refreshment; timing, agenda, and content of Board and committee meetings; Board dynamics and function; peer reviews of other members; and executive succession planning. Board members are also invited to discuss the performance of Dr. Levinson directly with the Chair of the Nominating Committee. A summary identifying any themes or issues that have emerged is presented to the Board on an anonymous basis.

Each committee conducts its own annual self-evaluation and reports the results to the Board. Each committee's evaluation includes an assessment of the committee's compliance with Apple's Corporate Governance Guidelines and the committee's charter.

Related Party Policy and Transactions

The Board has adopted a written policy for approval of transactions between Apple and its directors, director nominees, executive officers, greater than 5% beneficial owners of Apple's common stock or any other class of Apple's equity securities, and each of their respective immediate family members, where the amount involved in the transaction exceeds or is reasonably expected to exceed $120,000 in a single fiscal year and the related party has or will have a direct or indirect interest in the transaction (other than solely as a result of being a director or less than 10% beneficial owner of another entity). A copy of this policy is available at investor.apple.com/leadership-and-governance. The policy provides that the Audit Committee must review transactions subject to the policy and determine whether to approve or ratify those transactions. Certain types of transactions are deemed pre-approved pursuant to standing pre-approval guidelines established by the Audit Committee. In addition, the Audit Committee has delegated authority to its Chair to pre-approve or ratify transactions under certain circumstances. A summary of new transactions covered by standing pre-approvals or transactions approved or ratified by the Chair of the Audit Committee, if any, is provided to the Audit Committee for its review.

In reviewing transactions subject to the policy, the Audit Committee or the Chair of the Audit Committee, as applicable, considers (as it deems appropriate for the circumstances):

- The nature and extent of the related person's interest in the transaction;
- The approximate dollar value involved in the transaction;
- The approximate dollar value of the related person's interest in the transaction without regard to the amount of any profit or loss;
- Whether the transaction was undertaken in the ordinary course of Apple's business;
- The material terms of the transaction, including whether the transaction with the related person is proposed to be, or was entered into, on terms no less favorable to Apple than terms that could have been reached with an unrelated third-party;
- The business purpose of, and the potential benefits to Apple of, the transaction;



• Whether the transaction would impair the independence of a non-employee director;

• Required public disclosure, if any; and

• Any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to the Audit Committee's decision, in its business judgment, in light of the circumstances of the particular transaction.

Several of Apple's Board members and executive officers serve as directors or executive officers of other organizations, including organizations with which Apple has commercial and charitable relationships. Apple does not believe that any director had a direct or indirect material interest in any relationships during 2022 and through the date of this Proxy Statement.

Business Conduct Policy

Apple seeks to conduct business ethically, honestly, and in compliance with laws. Apple's code of ethics, titled "Business Conduct: The way we do business," set outs the principles that guide Apple's business practices — honesty, respect, confidentiality, and compliance. The code applies to all employees, including Apple's principal executive officer, principal financial officer, and principal accounting officer. Relevant sections of the code also apply to the Board. Apple expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in the code when providing goods and services to Apple or acting on its behalf. The code is available at apple.com/compliance/pdfs/Business-Conduct-Policy.pdf. Apple intends to disclose any changes to or waivers from this code by posting to our website if disclosure is required by SEC or Nasdaq rules.

Apple's code is managed by the Business Conduct organization, under the oversight of Apple's Chief Compliance Officer. Employees are required to complete training on the code upon joining Apple and annually thereafter. With input from relevant stakeholders and executive leadership, we regularly review and update Apple's code and related policies to ensure they provide clear, actionable guidance to our employees, executive officers, and directors.

Communications with the Board

Any matter intended for the Board, or for any individual member of the Board, should be directed to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, with a request to forward the communication to the intended recipient. In general, any shareholder communication delivered to Apple for forwarding to Board members will be forwarded in accordance with the shareholder's instructions. Apple reserves the right to not forward to Board members any abusive, threatening, or otherwise inappropriate materials.



Directors



Board Composition and Refreshment

Board Composition

Apple's Board consists of a diverse group of highly qualified leaders in their respective fields. All of our directors have senior leadership experience at large domestic or multinational companies. In these positions, they have gained significant and diverse management experience, including in the areas of strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have in-depth public company experience serving as executive officers, or on boards of directors and board committees, and a robust understanding of corporate governance practices and trends. In addition, many of our directors have experience as directors or trustees of significant academic, research, nonprofit, and philanthropic institutions, and bring unique perspectives to the Board.

The Board and the Nominating Committee believe the skills, qualities, attributes, and experiences of our directors provide Apple with business acumen and a diverse range of perspectives to effectively address Apple's evolving needs, oversee senior management in the competent and ethical operation of Apple, and represent the best long-term interests of Apple's shareholders.

The Board considers its composition and refreshment on an annual basis as part of its self-evaluation process. Most recently, in calendar year 2021, the Board added two new members, Monica Lozano and Alex Gorsky, to complement its existing skills, qualities, attributes, and experiences.

Director Selection and Evaluation

The Nominating Committee oversees board succession planning and recruitment of potential candidates. The Nominating Committee considers candidates who are recommended by its members, by other Board members, by shareholders, and by management, as well as those identified by third-party search firms retained to assist in identifying and evaluating possible candidates. In evaluating potential nominees to the Board, the Nominating Committee considers, among other things: independence, character, ability to exercise sound judgment, demonstrated leadership, ability and willingness to commit sufficient time to the Board, and relevant skills and experience in the context of the Board's evolving needs. The Nominating Committee also considers the diversity of the Board overall with respect to age, disability, gender identity or expression, ethnicity, military veteran status, national origin, race, religion, sexual orientation, and other backgrounds and experiences. The Nominating Committee is committed to actively seeking out, and will instruct any search firm it engages to identify, individuals who will contribute to the overall diversity of the Board to be included in the pool of candidates from which nominees to the Board are selected. The Board monitors the mix of skills and experience of its directors to help ensure it has the necessary tools to perform its oversight function effectively.

Starting in 2022, the Board amended its Corporate Governance Guidelines to require an annual review by the Nominating Committee of each director's various time commitments, including their primary occupation, service on other public company boards and board committees, leadership positions on other boards, as well as service with private company boards and non-profit organizations. Following its review, the Nominating Committee has determined that, in its view, no director currently has time commitments that would prevent them from properly discharging their duties as directors.

The Nominating Committee evaluates candidates recommended by shareholders using the same criteria it applies to evaluate other candidates. Shareholders who wish to recommend a director candidate should submit the candidate's name and background information in writing to our Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA. In addition, the proxy access provisions in our bylaws provide that a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding shares continuously for at least three years, may nominate director nominees constituting up to 20% of Apple's Board for inclusion in our proxy statement. Nominating shareholders and nominees must satisfy the requirements set forth in our bylaws, which can be found at investor.apple.com/leadership-and-governance. Any notice of director nomination submitted to Apple other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act.



Nominees for Election

The following matrix highlights the mix of key skills, qualities, attributes, and experiences of the nominees that, among other factors, led the Board and the Nominating Committee to recommend these nominees for election to the Board. The matrix is intended to depict notable areas of focus for each director, and not having a mark does not mean that a particular director does not possess that qualification or skill. Nominees have developed competencies in these skills through education, direct experience, and oversight responsibilities. The demographic information presented below is based on voluntary self-identification by each nominee. Additional biographical information on each nominee is set out starting on page 31.

Director Skills and Demographic Matrix

	Levinson	Cook	Bell	Gore	Gorsky	Jung	Lozano	Sugar	Wagner
Core									
Leadership	●	●	●	●	●	●	●	●	●
Corporate Governance	●	●	●	●	●	●	●	●	●
Risk Management	●	●	●	●	●	●	●	●	●
Financial	●	●	●	●	●	●	●	●	●
Strategic									
Global Business and Operations	●	●	●		●	●		●	●
Brand and Marketing	●	●			●	●	●		●
People and Culture	●	●	●		●	●	●	●	●
Innovation and Technology	●	●		●	●		●	●	●
Environment and Climate				●		●			
Public Policy and Government			●	●			●		
Privacy and Security		●	●	●				●	
Identity									
Gender Expression	Male	Male	Male	Male	Male	Female	Female	Male	Female
LGBTQ+	No	Yes	No	No	No	No	No	No	No
Race/Ethnicity	White	White	Black	White	White	Asian	Latino Multiracial	White	White



Core Skills

Leadership

Experience from serving in a significant leadership position, including as a chief executive officer, chief financial officer, or other senior leadership role equips directors with valuable insight into organizational behavior and processes and a deep understanding of the various aspects of modern organizations, including strategic planning, financial reporting, compliance, values, and culture.

Corporate Governance

Experience on public company boards develops an understanding of the dynamics and operation of a corporate board and its relationship with the chief executive officer and other senior management, as well as deep knowledge of corporate governance practices and policies, and an appreciation of how they can impact the Company.

Risk Management

Experience identifying, managing, or mitigating risks develops a director's ability to appreciate, anticipate, and effectively oversee the Company's risk management.

Financial

Knowledge of financial markets, financing, and financial reporting processes helps our directors understand and oversee our financial position, results of operations, and related financial reporting, as well as our broader financing activities and capital structure.

Strategic Skills

Global Business and Operations

Experience in global business and operations, including exposure to global business cultures, consumer preferences, and economic, regulatory, and political conditions, helps directors oversee Apple's global footprint and complex supply chain.

Brand and Marketing

Experience with the marketing and branding of products, building brand awareness, and enhancing corporate reputation can help directors successfully guide and advise management, and oversee related efforts.

People and Culture

Because Apple operates in a very competitive talent market, directors with experience managing people and teams, including recruitment, retention, development, compensation, and incentivization of key talent, provide strategic value in overseeing our efforts to recruit, retain, and develop our people and teams and in determining compensation for our CEO and other senior executives.

Innovation and Technology

Directors with an understanding of innovation and technology, including through experience in technology-related business or driving scientific innovation, are strategically equipped to oversee Apple's innovation-focused product and services roadmap.

Environment and Climate

At Apple, we believe business can and should be a force for good. Directors with experience leading efforts to mitigate climate change and other environmental impacts are well qualified to oversee our environmental programs and product development.

Public Policy and Government

Experience in government relations, regulatory matters, or regulated industries provides a valuable perspective as Apple operates in an increasingly regulated global environment.

Privacy and Security

At Apple, we believe privacy is a fundamental human right. Directors with experience or expertise in information security, data privacy, and cybersecurity are uniquely qualified to oversee our product and services roadmap as well as privacy and cybersecurity risks.





Art Levinson

Chair of the Board

Director since 2000
Compensation Committee

Key Skills and Qualifications

Art Levinson brings to the Board executive leadership experience, including through his service as a chairman and chief executive officer of a large international public company, along with extensive financial expertise and brand marketing experience. Through his experiences at biotechnology and pharmaceutical companies, he also brings significant expertise in the health sector and technology and innovation.

Career Highlights

Dr. Levinson, 72, has served as the Chief Executive Officer of Calico, a company focused on health, aging, and well-being, since September 2013.

Dr. Levinson previously served as Chief Executive Officer of Genentech, Inc., a medical drug developer, from July 1995 to April 2009, and served as Genentech's Chairman from September 1999 to September 2014.

Dr. Levinson also serves on the Board of Directors of the Broad Institute of MIT and Harvard and on the Board of Scientific Consultants at the Memorial Sloan Kettering Cancer Center.

Dr. Levinson was awarded the National Medal of Technology and Innovation, the nation's highest honor for achievement and leadership in advancing the fields of science and technology, and the Biotechnology Heritage Award from the Biotechnology Industry Organization and the Chemical Heritage Foundation. Dr. Levinson has been inducted into the Biotech Hall of Fame.

Other Public Company Boards:

• None



Tim Cook

Chief Executive Officer
Director since 2011

Key Skills and Qualifications

Tim Cook brings to the Board extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service, and support.

Career Highlights

Mr. Cook, 62, has served as Apple's Chief Executive Officer since 2011, having previously served as Apple's Chief Operating Officer from October 2005.

Mr. Cook joined Apple in March 1998 and served as Executive Vice President, Worldwide Sales and Operations from February 2002 to October 2005. From October 2000 to February 2002, Mr. Cook served as Senior Vice President, Worldwide Operations, Sales, Service and Support. From March 1998 to October 2000, Mr. Cook served as Senior Vice President, Worldwide Operations.

Mr. Cook serves on the Board of Directors of The National Football Foundation & College Hall of Fame, Inc., the Board of Trustees of Duke University, and on the Leadership Council for the Malala Fund, an international non-profit organization that advocates for girls' education.

Other Public Company Boards:

• Current: Nike, Inc.





James Bell

Director since 2015
Audit Committee

Key Skills and Qualifications

James Bell brings to the Board deep financial and accounting expertise as a former chief financial officer of a large international public company, as well as experience in strategic planning and leadership of complex organizations. Mr. Bell also brings a global business perspective and experience in privacy and security from his service on other boards and executive positions at a large international public company.

Career Highlights

Mr. Bell, 74, is the retired Executive Vice President, Corporate President and Chief Financial Officer of The Boeing Company, an aerospace company. Mr. Bell served in this role from June 2008 to April 2012, having previously served as Executive Vice President, Finance and Chief Financial Officer from November 2003 to June 2008, and as Senior Vice President of Finance and Corporate Controller from October 2000 to November 2003. From 1992 to 2000, Mr. Bell held a series of positions with increasing responsibility at Boeing.

Mr. Bell also serves on the Board of Trustees at the Rush University Medical Center and is a Distinguished Alumnus of the College of Business and Economics of California State University, Los Angeles.

Other Public Company Boards:

• Current: CDW Corporation

• Within Last Five Years: Dow Inc.; DowDupont Inc.; JPMorgan Chase & Co.



Al Gore

Director since 2003
Compensation Committee
Nominating Committee

Key Skills and Qualifications

Al Gore brings to the Board executive leadership experience, as well as experience in innovation and technology, environmental and climate issues, public policy, and privacy and security due to his extensive background in digital communication and technology policy, politics, and environmental rights, along with experience in asset management and venture capital.

Career Highlights

Mr. Gore, 74, has served as Chairman of Generation Investment Management LLP, an investment management firm, since 2004, and as a partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since November 2007. He is the founder and current Chairman of The Climate Reality Project, a non-profit organization devoted to solving the climate crisis.

Mr. Gore served two terms as Vice President of the United States, and was elected twice to the U.S. Senate and four times to the U.S. House of Representatives.

Mr. Gore is a joint recipient of the Nobel Peace Prize for his climate work and has been awarded the Dan David Prize for Social Responsibility.

Other Public Company Boards:

• None





Alex Gorsky

Director since 2021
Nominating Committee

Key Skills and Qualifications

Alex Gorsky brings to the Board executive leadership experience, as well as brand marketing expertise and extensive experience in the fields of health and technology through his service as a chairman and chief executive officer of a large international public company.

Career Highlights

Mr. Gorsky, 62, has served as the Executive Chairman of Johnson & Johnson, a global healthcare products company, since January 2022, having previously served as Chairman and CEO.

Mr. Gorsky was named CEO and joined the Board of Johnson & Johnson in April 2012. He was subsequently named Chair of the Board in December 2012. Mr. Gorsky joined Johnson & Johnson in 1988, serving in various positions of increasing responsibility. In 2004, Mr. Gorsky left Johnson & Johnson to join Novartis Pharmaceuticals Corporation, where he served as head of its pharmaceutical business in North America, before returning to Johnson & Johnson in 2008.

Mr. Gorsky serves on the boards of the Travis Manion Foundation, a non-profit organization that empowers veterans to develop character in future generations, and the National Academy Foundation, a non-profit organization that supports career academies within traditional high schools, and on the Board of Advisors of The Wharton School. Mr. Gorsky is the recipient of the Robert F. Kennedy Human Rights Ripple of Hope Award, and the Prix Galien Roy Vagelos Pro Bono Humanum Award.

Other Public Company Boards:

- **Current: International Business Machines Corporation; Johnson & Johnson; JPMorgan Chase & Co.**



Andrea Jung

Director since 2008
Compensation Committee (Chair)
Nominating Committee

Key Skills and Qualifications

Andrea Jung brings to the Board executive leadership experience, a global business perspective, and extensive brand marketing and consumer products experience, including through her service as a chair and chief executive officer of a large international public company, and her service on other boards.

Career Highlights

Ms. Jung, 64, has served as the President and Chief Executive Officer and a member of the Board of Grameen America LLC, a nonprofit microfinance organization helping women who live in poverty build small businesses, since April 2014.

Ms. Jung previously served as Executive Chairman of Avon Products, Inc., a personal care products company, from April 2012 to December 2012, and as Chairman of the Board of Avon from September 2001 to April 2012. Ms. Jung served as Chief Executive Officer of Avon from November 1999 to April 2012, and served as a member of Avon's Board from January 1998 to December 2012.

Ms. Jung also serves on the Board of Rockefeller Capital Management.

Other Public Company Boards:

- **Current: Unilever PLC; Wayfair Inc.**
- **Within Last Five Years: Daimler AG; General Electric Company; Unilever N.V.**





Monica Lozano

Director since 2021
Audit Committee

Key Skills and Qualifications

Monica Lozano brings to the Board executive leadership experience, and experience in operations, strategic planning, and marketing, including through her service as a board chair and chief executive officer, and a global business perspective from her service on other boards.

Career Highlights

Ms. Lozano, 66, is the retired President and Chief Executive Officer of the College Futures Foundation, a charitable foundation working to increase the rate of college graduation for low-income California students. Ms. Lozano served in this role from December 2017 to August 2022. Ms. Lozano also co-founded The Aspen Institute Latinos and Society Program and served as Chair of its Advisory Board from January 2015 to October 2019. She previously served as Chair of the Board of Directors of U.S. Hispanic Media, Inc., the parent company of ImpreMedia, LLC, a Hispanic news and information company, from June 2014 to January 2016, and as Chair and Chief Executive Officer of ImpreMedia, LLC from 2010 to 2014.

Ms. Lozano also serves on the Board of the Weingart Foundation, a private grantmaking foundation advancing racial, social, and economic justice in Southern California, and is a Member of the American Academy of Arts and Sciences.

Other Public Company Boards

- Current: Bank of America Corporation; Target Corporation



Ron Sugar

Director since 2010
Audit Committee (Chair)

Key Skills and Qualifications

Ron Sugar brings to the Board executive leadership experience as a chairman and chief executive officer of a large international public company, financial expertise as a former chief financial officer, experience in worldwide operations, understanding of advanced technology, experience with government relations and public policy, and a global business perspective from his tenure at global companies and his service on other boards.

Career Highlights

Dr. Sugar, 74, is the retired Chairman of the Board and Chief Executive Officer of Northrop Grumman Corporation, a global security company. Dr. Sugar served in this role from April 2003 to June 2010 and served as President and Chief Operating Officer from 2001 to 2003. Before joining Northrop Grumman, he held executive positions at Litton Industries and TRW Inc., where he served as Chief Financial Officer.

Dr. Sugar is also a Member of the National Academy of Engineering and serves on the Board of Trustees of the University of Southern California and on the Board of the Los Angeles Philharmonic Association. Dr. Sugar was elected a member of the National Academy of Engineering for major contributions to advanced space communication systems and leadership in aerospace innovation.

Other Public Company Boards

- Current: Amgen Inc.; Chevron Corporation; Uber Technologies, Inc.
- Within Last Five Years: Air Lease Corporation





Sue Wagner

Director since 2014
Nominating Committee (Chair)
Audit Committee

Key Skills and Qualifications

Sue Wagner brings to the Board operational experience and a global business perspective, including through her service as chief operating officer of a large multinational public company, as well as her service on other boards. Ms. Wagner also brings extensive financial expertise and experience in the highly regulated financial services industry.

Career Highlights

Ms. Wagner, 61, is a co-founder of BlackRock, Inc., an asset management company. Ms. Wagner served as BlackRock's Vice Chair from January 2006 until her retirement in July 2012, and also served as a member of BlackRock's Global Executive Committee and Global Operating Committee. During her tenure at BlackRock, Ms. Wagner served as BlackRock's Chief Operating Officer and Head of Corporate Strategy, and led the alternative investments and international client businesses.

Ms. Wagner also serves on the Board of Trustees of Wellesley College and on the Board of Directors of Color Health, Inc., a privately held health technology company.

Other Public Company Boards:

- **Current: BlackRock, Inc.; Samsara Inc.; Swiss Re**



Compensation of Directors

Members of the Board who are not Apple employees ("Non-Employee Directors") receive compensation for their service on the Board. As an Apple employee, Mr. Cook, our CEO, does not receive compensation for his service on the Board. The Compensation Committee annually reviews the total compensation of our Non-Employee Directors and each element of our Non-Employee Director compensation program. As part of this process, the Compensation Committee evaluates market data provided by its independent compensation consultant, Pay Governance LLC ("Pay Governance"), and makes a recommendation to the Board. The Board determines the form and amount of Non-Employee Director compensation after reviewing the Compensation Committee's recommendation. The Apple Inc. Non-Employee Director Stock Plan ("Director Stock Plan") provides for an annual limit of $1.5 million for all compensation paid to a Non-Employee Director.

Cash Retainers

Our Non-Employee Directors receive an annual cash retainer of $100,000. In 2022, the Chair of the Board, Dr. Levinson, received an additional cash retainer of $175,000; the Chair of the Audit Committee, Dr. Sugar, received an additional cash retainer of $35,000; the Chair of the Compensation Committee, Ms. Jung, received an additional cash retainer of $30,000; and the Chair of the Nominating Committee, Ms. Wagner, received an additional cash retainer of $25,000. All retainers are paid in quarterly installments.

Equity-Based Awards

A substantial portion of each Non-Employee Director's annual retainer is in the form of equity awards. Under the Director Stock Plan, Non-Employee Directors are granted RSUs on the date of each annual meeting of shareholders (each, an "Annual Director Award"). All Annual Director Awards vest on February 1 of the following year, subject to continued service on the Board through the vesting date. For 2022, the number of RSUs underlying each Annual Director Award was 1,685, which was determined by dividing $275,000 by the per share closing price of Apple's common stock on the date of grant.

A Non-Employee Director who is newly appointed to the Board other than in connection with an annual meeting of shareholders will receive a grant of RSUs upon appointment (an "Initial Director Award"), except that a Non-Employee Director who first joins the Board on or after February 1 of a particular year and prior to the annual meeting for that year, or a director who was an employee of Apple immediately prior to first becoming a Non-Employee Director, will not receive an Initial Director Award. The number of RSUs subject to each Initial Director Award is determined in the same manner as described above for Annual Director Awards, but the award is pro-rated based on the portion of the period that has passed since the last annual meeting. Initial Director Awards are scheduled to vest on the next February 1 following the grant of the award.

Each RSU award granted under the Director Stock Plan will be credited with an amount equal to any ordinary dividend paid by Apple, multiplied by the total number of RSUs subject to the award that are outstanding immediately prior to the record date for the dividend. The amounts credited to each RSU are referred to as "dividend equivalents." Any dividend equivalents credited to RSUs granted under the Director Stock Plan will be subject to the same vesting, payment, and other terms and conditions as the RSUs to which the dividend equivalents relate. The dividend equivalents are meant to treat the RSU award holders consistently with shareholders.

Equipment and Matching Gifts Programs

Apple has an equipment program for the Board under which each Non-Employee Director is eligible to receive, upon request and free of charge, one of each new product introduced by Apple, and is eligible to purchase additional equipment at a discount. Additionally, each Non-Employee Director is eligible to participate in Apple's matching gifts program to the same extent as Apple employees.



Deferred Compensation Plan

We adopted the Apple Inc. Deferred Compensation Plan ("Deferred Compensation Plan") in 2018, effective for deferrals beginning in 2019. The Deferred Compensation Plan allows eligible participants, including our Non-Employee Directors, to defer a portion of their eligible compensation, subject to the terms of the Deferred Compensation Plan. The Deferred Compensation Plan is unfunded and unsecured. We do not provide any matching contributions under the Deferred Compensation Plan or allow for deferral of RSUs. In 2022, Ms. Lozano participated in the Deferred Compensation Plan and deferred a portion of her annual cash retainer.

Stock Ownership Guidelines

Apple has stock ownership guidelines for our CEO, executive officers, and Non-Employee Directors. Under the guidelines, each Non-Employee Director is expected, within five years after joining the Board, to own shares of Apple's common stock that have a value equal to five times their annual cash retainer for serving as a director. Shares may be owned directly by the individual, owned jointly with, or separately by, the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Other than Ms. Lozano and Mr. Gorsky, who joined the Board in calendar year 2021, each Non-Employee Director currently owns shares of Apple's common stock that have a value at least equal to five times their annual cash retainer.

Director Compensation—2022

The following table shows information regarding the compensation earned or paid during 2022 to Non-Employee Directors who served on the Board during the year. Mr. Cook's compensation is shown in the table entitled "Summary Compensation Table—2022, 2021, and 2020" and the related tables under the section entitled "Executive Compensation."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
James Bell	100,000	274,941	8,773	383,714
Al Gore	100,000	274,941	7,405	382,346
Alex Gorsky	100,000	348,235	4,950	453,185
Andrea Jung	130,000	274,941	4,568	409,509
Art Levinson	275,000	274,941	12,517	562,458
Monica Lozano	100,000[3]	274,941	1,533	376,474
Ron Sugar	135,000	274,941	14,006	423,947
Sue Wagner	125,000	274,941	5,477	405,418

(1) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock awards granted to Non-Employee Directors during 2022, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for RSUs is measured based on the closing price of Apple's common stock on the date of grant. Mr. Gorsky received a pro-rated Initial Director Award of 486 RSUs on November 9, 2021, the effective date of his appointment to the Board, with a grant date fair value for each RSU of $150.81, which vested on February 1, 2022. Each Non-Employee Director serving on March 4, 2022, received an Annual Director Award of 1,685 RSUs with a grant date fair value for each RSU of $163.17. Each Non-Employee Director serving on the Board as of September 24, 2022, held 1,685 unvested RSUs.

(2) The amounts shown reflect the value of one or more products received under the Board's equipment program during the fiscal year. The amounts also include matching charitable contributions under Apple's matching gifts program for Dr. Sugar of $10,000.

(3) Ms. Lozano participated in the Deferred Compensation Plan and deferred $37,500 of her 2022 annual cash retainer. The Deferred Compensation Plan does not provide for above-market or preferential earnings.






Executive Officers



Kate Adams

Senior Vice President, General Counsel and Secretary

Ms. Adams, 58, oversees all legal matters, including corporate governance, intellectual property, litigation, compliance, global security, and privacy.

Kate joined Apple as General Counsel in November 2017. Prior to joining Apple, Kate served as General Counsel of Honeywell International Inc., a diversified technology and manufacturing company, from September 2008. Prior to joining Honeywell in 2003, Kate was a partner at the law firm of Sidley Austin LLP.

Luca Maestri

Senior Vice President, Chief Financial Officer

Mr. Maestri, 59, oversees Apple's accounting, business support, financial planning and analysis, treasury, real estate, investor relations, internal audit, and tax functions.

Luca joined Apple in March 2013 and assumed his current position in May 2014, after previously serving as Apple's Vice President and Corporate Controller. Prior to joining Apple, Luca was Executive Vice President, Chief Financial Officer of Xerox Corporation, a business services and technology company, from February 2011 to February 2013; Chief Financial Officer at Nokia Siemens Networks; and had a 20-year career with General Motors Corporation, including serving as Chief Financial Officer of GM Europe and GM Brazil.

Deirdre O'Brien

Senior Vice President, Retail + People

Ms. O'Brien, 56, oversees Apple's retail stores and online teams, and Apple's People team. As the leader of Apple's retail teams, Deirdre supports their work to enrich the lives of millions of Apple customers every year. In her role leading the People team, Deirdre works to help Apple connect, develop, and care for its employees—and to help those employees do the best work of their lives.

Deirdre joined Apple in July 1988 and assumed her current position in February 2019. Deirdre's previous positions with Apple include Vice President, People and Vice President, Operations.

Jeff Williams

Chief Operating Officer

Mr. Williams, 59, oversees Apple's entire worldwide operations, as well as customer service and support. He leads Apple's renowned design team and the software and hardware engineering for Apple Watch. Mr. Williams also drives the Company's health initiatives.

Jeff joined Apple in June 1998 and assumed his current position in December 2015. Jeff's previous positions with Apple include Senior Vice President, Operations and Head of Worldwide Procurement. Prior to joining Apple, Jeff worked in a number of operations and engineering roles at IBM from 1985 to 1998.



Executive Compensation





Andrea Jung (Chair)



Al Gore



Art Levinson

We deeply appreciate the broad range of views our shareholders express

Message from our Compensation Committee

Dear Fellow Shareholders,

On behalf of Apple's entire Board of Directors, we want to thank you for your investment in our Company and for your support of its leadership and the essential values that contribute to our success. Under the extraordinary direction of Tim and the executive team, Apple continues to deliver exceptional shareholder value at the same time that it is working to enrich customers' lives with unmatched innovation.

Apple is unique in many ways, and there are many considerations that go into creating an executive compensation program that effectively ties pay with performance. One of the most critical considerations is shareholder sentiment. We value the views of our shareholders as expressed through annual Say on Pay advisory votes, as well as the feedback received through our regular shareholder outreach and engagement process.

During 2022, we worked with management to expand shareholder engagement efforts to gather more information on shareholder perspectives with regard to our executive compensation program and, in particular, CEO pay. Through this process we reached out to engage approximately 53% of institutional shares held.

Based on these important conversations, we have made changes to the size and structure of Tim's 2023 compensation. We encourage you to review the following Compensation Discussion & Analysis, which includes additional details about our decision-making process, the considerations that went into Tim's compensation, and the changes we've made for 2023.

As always, we deeply appreciate the broad range of views our shareholders express, and we will continue our active and responsive engagement going forward.

Sincerely,

Andrea Jung   Al Gore   Art Levinson



Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains the guiding principles, policies, and practices upon which our executive compensation program is based; our decision-making process, including our consideration of shareholder feedback; and the 2022 compensation paid to our named executive officers.

Summary of 2022 Named Executive Officer Compensation

Our ability to motivate and retain a talented and experienced leadership team is a key component of Apple's long-term success. We are committed to an effective executive compensation program that incorporates sound policies and best practices, and delivers a majority of our named executive officers' annual compensation through performance-based incentives. The compensation paid to our named executive officers in 2022 reflects the strength of our annual financial results and stock price performance.

For 2022, we reported record net sales of $394.3 billion and record operating income results of $119.4 billion, year-over-year increases of $28.5 billion and $10.5 billion, respectively, during a challenging and volatile macroeconomic environment. This also represented a year-over-year increase of 8% for net sales and 10% for operating income, which exceeded the maximum annual cash incentive plan goals for the year and resulted in the maximum payout of 200% of target for each of our named executive officers.

The value received by our named executive officers in 2022 from long-term equity incentives reflects exceptional stock price performance over the applicable vesting periods. As a result, for the applicable performance periods, performance-based RSUs vested at 200% of target for our named executive officers based on Apple's TSR relative to other companies in the S&P 500 ("Relative TSR"), which was at:

- the 96th percentile for performance-based RSUs held by Ms. Adams, Mr. Maestri, and Mr. Williams, and

- the 99th percentile for performance-based RSUs held by Ms. O'Brien.

In 2022, Mr. Cook did not have a performance-based RSU award eligible to vest and did not receive any shares from his outstanding equity awards. Mr. Cook's equity awards are further discussed in the section entitled "Summary of CEO Compensation," below.

Say on Pay Advisory Vote Results

At the 2022 Annual Meeting, 64% of the votes cast on the advisory proposal to approve the compensation of our named executive officers (the "Say on Pay" vote) were in favor of the 2021 compensation paid to our named executive officers. This result was a notable year-over-year decline, as our annual Say on Pay proposals have received much higher levels of shareholder support for many years. As a result, following the 2022 Annual Meeting, we expanded our shareholder outreach efforts and conducted a more targeted engagement aimed at better understanding specific shareholder concerns.

Our 2022 Named Executive Officers

Tim Cook
Chief Executive Officer

Luca Maestri
Senior Vice President,
Chief Financial Officer

Kate Adams
Senior Vice President,
General Counsel and Secretary

Deirdre O'Brien
Senior Vice President,
Retail + People

Jeff Williams
Chief Operating Officer



Shareholder Engagement

53%

outreach to
institutional
shares held
during 2022

Shareholder feedback is an important part of the compensation-setting process, and Apple has a long history of proactively engaging with shareholders throughout the year to learn their perspectives on significant issues.

How we engaged

During 2022, we reached out about executive compensation to shareholders representing approximately 53% of institutional shares held. Ms. Jung, the Chair of our Compensation Committee, participated in engagements with certain of our largest shareholders representing approximately 23% of institutional shares held.

Key points of feedback received

The feedback received from our shareholders represented varying perspectives and priorities. There was broad acknowledgement of the challenges of identifying relevant comparable peers for compensation benchmarking purposes given Apple's exceptional performance and significantly larger size relative to other companies. There was also overwhelming support for Mr. Cook's exceptional leadership and the unprecedented value he has delivered for shareholders. Overall, the feedback we heard from shareholders strongly supported the philosophy, structure, and pay for performance alignment of our executive compensation program, including cash components of Mr. Cook's compensation and our other named executive officers' total target compensation. Those shareholders we spoke with that did not support our 2022 Say on Pay proposal consistently cited the size and structure of the 2021 and 2022 equity awards granted to Mr. Cook as the primary reason for their voting decision.

How we evaluated shareholder feedback

The Compensation Committee evaluates and makes compensation decisions prior to the start of each fiscal year. Following the 2022 Say on Pay advisory vote, the Compensation Committee made changes to Mr. Cook's compensation that balanced shareholder feedback, Apple's exceptional performance, and Mr. Cook's recommendation to adjust his compensation in light of the feedback received.

What We Heard	Actions Taken in Response
Request for more disclosure on Mr. Cook's compensation and incorporation of ESG into our annual cash incentive program.	Additional detail has been provided in this CD&A about Mr. Cook's compensation and the Compensation Committee's decision-making process.
Concern over the amount of Mr. Cook's total target compensation as a result of the size of his 2021 and 2022 equity awards, and preference for reduced equity award values for future grants if equity awards will be granted annually.	Mr. Cook's 2023 target total compensation is $49 million, a reduction of over 40% from his 2022 target total compensation. The Compensation Committee also intends to position Mr. Cook's annual target compensation between the 80th and 90th percentiles relative to our primary peer group for future years.
Preference for a higher percentage of Mr. Cook's equity award to be performance-based.	The percentage of performance-based RSUs granted to Mr. Cook was increased from 50% to 75% of his 2023 target equity award and the percentage of his performance-based RSUs will be at least 75% for future years.
Preference for pro rata vesting of equity awards upon a termination of employment due to retirement.	The 2023 time-based RSUs granted to Mr. Cook provide for pro-rata vesting if he retires and the Compensation Committee intends to maintain this structure for future years.



Peer Groups

The Compensation Committee reviews and approves the composition of a primary and a secondary peer group each year to serve as market reference points for compensation comparison purposes. The Compensation Committee reviews compensation practices and program design at peer companies with their independent compensation consultant to inform their decision-making process and to set total compensation levels that it believes are competitive and commensurate with Apple's relative size, scope, performance, and profitability. Apple remains significantly larger than other companies and the Compensation Committee generally does not set compensation components to meet specific benchmarks as compared to peer companies, such as targeting salaries. However, as noted above, the Compensation Committee intends to set the total target compensation for Mr. Cook between the 80th and 90th percentiles of CEO pay at companies in our primary peer group in future years.

Our primary peer group consists of large U.S.-based, stand-alone, publicly traded companies in the technology, media, and internet services industries that, in the Compensation Committee's view, compete with Apple for talent. The threshold revenue and market capitalization requirements for a company to be considered for the primary peer group for 2022 were $15 billion and $100 billion, respectively. Based on the above criteria, the Compensation Committee added Salesforce, Inc. to the primary peer group for 2022. The 2022 primary group includes Alphabet, Amazon, AT&T, Charter Communications, Cisco, Comcast, Disney, IBM, Intel, Meta, Microsoft, Netflix, Oracle, Qualcomm, Salesforce, Verizon, and Visa.



Revenue shown is based on the trailing 12 months revenue for Apple and each of our primary peers ending closest to our 2022 fiscal year-end. Market capitalization for our primary peers is the amount provided by Bloomberg L.P. as of September 23, 2022, the last trading day of 2022.

A secondary peer group of companies that have iconic brands or are industry or category leaders, rely on significant research and development, and innovation for growth, and require highly-skilled employees has been developed as an additional reference set, primarily to benchmark pay practices. Based on these criteria, Boeing was removed and AbbVie was added to the secondary peer group for 2022. The 2022 secondary peer group includes 3M, AbbVie, American Express, General Electric, Johnson & Johnson, PepsiCo, Procter & Gamble, Tesla, and UnitedHealth Group.



Summary of CEO Compensation

With input from the Board and the Compensation Committee's independent compensation consultant, the Compensation Committee makes CEO compensation decisions prior to the start of each fiscal year. In determining the appropriate amount of each compensation component for 2022, the Compensation Committee discussed numerous factors with the Board and its independent compensation consultant, including Mr. Cook's outstanding leadership, the immense scope and complexity of his role as Apple's CEO, the Board's confidence in his long-term strategic decisions, the Company's exceptional financial results delivered during 2021, shareholder feedback, and the value of his prior equity awards as compared to the value of his current outstanding equity awards. Balancing shareholder feedback, a desire to continue to create meaningful performance and retention incentives, and Mr. Cook's support for changes to his compensation to reflect the feedback received, the Compensation Committee maintained the cash components of Mr. Cook's 2023 compensation and reduced his target equity award grant value.



Tim Cook

Chief Executive Officer

Role: 11 years

Apple Tenure: 24 years

2022 Total Target Compensation: $84 million

Base Salary: $3 million

Mr. Cook's base salary has remained the same since 2016

Annual Cash Incentive: $6 million

Mr. Cook's target annual cash incentive opportunity remained at 200% of his base salary

Equity Award Value: $75 million
Award Mix: 50/50

Mr. Cook was granted an equity award with 50% performance-based vesting and 50% time-based vesting

2023 Total Target Compensation: $49 million

Base Salary: $3 million

No Change

Annual Cash Incentive: $6 million

No Change

Equity Award Value: $40 million
Award Mix: 75/25

Mr. Cook was granted an equity award with 75% performance-based vesting and 25% time-based vesting

Alignment with Shareholder Value Creation

The majority of Mr. Cook's compensation has been delivered through long-term equity awards since his promotion to CEO in 2011. The equity awards he has received over time align with Apple's growth and success and the tremendous value delivered to our shareholders under his leadership. As of the end of 2022, Apple's Relative TSR increased approximately 1,212% during Mr. Cook's tenure as CEO, significantly outpacing the S&P 500 which increased approximately 290% over the same time period, and Apple's market capitalization grew by more than $2 trillion.



+$2 trillion
market capitalization increase

1,212%
Apple

290%
S&P 500

8/24/2011   9/24/2022

Cumulative TSR, includes reinvestment of dividends



CEO Equity Award Decisions

The design of Mr. Cook's first RSU award as CEO (the "2011 Award") demonstrated the full support of Apple's Board for his long-term leadership. The 2011 Award had a unique 10-year structure that the Compensation Committee determined was appropriate for the first phase of Mr. Cook's tenure as CEO. At Mr. Cook's request and in response to shareholder feedback, the 2011 Award was subsequently modified in 2013 to include performance conditions. As the final vesting tranches of the 2011 Award approached, the Compensation Committee evaluated Mr. Cook's equity compensation structure in light of current circumstances, including the rapid growth and unparalleled success that Apple had achieved under Mr. Cook's leadership. The Compensation Committee considered the strong compensation structure and practices that had developed for our other named executive officers, and the differences that had developed between the structure of Mr. Cook's long-term equity incentives and the long-term equity incentives awarded annually, since 2014, to our other named executive officers. These differences included different performance periods, vesting schedules and criteria, performance and time-based equity mix, and TSR measurements.



August 2011	June 2013	September 2020	February 2021	September 2021	March 2022	July 2022	September 2022
Mr. Cook was granted a 10-year equity award upon his promotion	In response to feedback, 2011 award modified at Mr. Cook's request	2021 equity award granted to Mr. Cook, 1st award since promotion grant	2021 Annual Meeting: 94.9% support for Say on Pay proposal	2022 equity award granted to Mr. Cook identical to 2021 equity award	2022 Annual Meeting: 64% support for Say on Pay proposal	Shareholder feedback on CEO equity awards and compensation	2023 equity award granted to Mr. Cook with changes responsive to feedback

Taking these factors into consideration, Mr. Cook was granted an equity award in 2021 for the first time since he was promoted to CEO. Following Apple's record 2021 financial results, a second award, identical in size and structure, was granted for 2022. The 2021 and 2022 awards also were intended to better align Mr. Cook's long-term equity incentives with the annual timing and structure of the equity awards granted to our other named executive officers but at a higher value commensurate with the scope and complexity of his role as Apple's CEO. The Compensation Committee considered $75 million to be the appropriate grant value for each of the 2021 and 2022 awards, after taking into account the considerations noted above, as well as evaluating the competitive positioning of CEO compensation at our direct technology peers. These equity awards are intended to create a meaningful foundation of outstanding long-term equity incentives aligned with the long-term interests of our shareholders, and to be realized over multiple years, as Mr. Cook's compensation structure transitions to include annual equity awards.

2023 and Future Equity Award Decisions

Following the 2022 Say on Pay advisory vote, subsequent shareholder engagements, and discussions with Mr. Cook, the Compensation Committee approved an equity award for Mr. Cook for 2023, including the changes below, that they believe is responsive to shareholder feedback while continuing to align pay with performance and shareholder interests, and to recognize Mr. Cook's outstanding leadership:

- The total target grant value of Mr. Cook's 2023 equity award is $40 million;
- Taking into consideration Apple's comparative size, scope, and performance, the Compensation Committee also intends to position Mr. Cook's annual target compensation between the 80th and 90th percentiles relative to our primary peer group for future years;
- The percentage of performance-based RSUs granted to Mr. Cook was increased from 50% to 75% of his 2023 target equity award and the percentage of his performance-based RSUs will be at least 75% for future years; and
- The time-based RSUs awarded to Mr. Cook for 2023 provide for pro-rata instead of full vesting in the event of retirement during the term of the award. The Compensation Committee intends to maintain this same structure for future years.



Summary of Other Named Executive Officer Compensation

The target compensation of our four other named executive officers similarly reflects the three basic components of our executive compensation program in a straightforward and effective way.

The Compensation Committee reviews our executive compensation program each year. Following our record 2021 financial results, and taking into account shareholder feedback which confirmed shareholders' continued support for the amount and structure of our other named executive officers' compensation, the Compensation Committee decided to maintain the same level of base salary, annual cash incentive opportunity, and equity award value for each of our named executive officers for 2022. The Compensation Committee determined that the target compensation of our named executive officers remains competitive and continues to be commensurate with Apple's performance and significantly larger size compared to other companies, and appropriately aligned with our guiding principles and the scope of each named executive officer's role within Apple.



Luca Maestri

SVP, Chief Financial Officer

Role: 8 years

Apple Tenure: 9 years



Kate Adams

SVP, General Counsel and Secretary

Role: 5 years

Apple Tenure: 5 years



Deirdre O'Brien

SVP, Retail + People

Role: 3 years

Apple Tenure: 34 years



Jeff Williams

Chief Operating Officer

Role: 7 years

Apple Tenure: 24 years

2022 Target Compensation

Base Salary: $1 million

The annual base salaries for our named executive officers did not change for 2022.

Annual incentive: $2 million

Our named executive officers' target annual cash incentive opportunity for 2022 remained unchanged at 200% of their base salary.

Equity Award Value: $20 million
Award Mix: 50/50

Our named executive officers were granted a balanced equity award with 50% of the equity award with performance-based vesting and 50% with time-based vesting to encourage long-term performance, retention, and align with shareholders' interests.

Additional details regarding our named executive officers' 2022 compensation can be found below in the sections entitled "2022 Annual Cash Incentive Financial Performance Measures and Payout Opportunities" and "2022 Long-Term Equity Awards and Results."



Guiding Compensation Principles

Our executive compensation program is designed to motivate and reward outstanding performance, retain strong leadership, and promote teamwork in a straightforward and consistent way. Our clear guiding principles and sound compensation policies and practices align the pay of our named executive officers with company performance, taking into consideration the size, scope, and success of Apple's business.

Team-Based Approach

We apply a unique team-based approach to the compensation of our named executive officers to emphasize their shared responsibility for Apple's overall success. This approach recognizes the exceptional experience, leadership, and value each of our named executive officers contributes to Apple's leadership team, with CEO compensation awarded at a higher level to reflect the additional scope and complexity of that role.

Performance Expectations

The vast majority of our executive pay is tied to performance to ensure the alignment with the long-term interests of shareholders. We establish clear, quantitative financial goals and values-driven performance expectations for our named executive officers each year that focus on Apple's overall success.

Emphasis on Long-Term Equity Awards

We emphasize long-term performance, retention, and alignment between the interests of our named executive officers and those of our shareholders by significantly weighting our named executive officers' compensation towards long-term equity awards. Performance-based RSUs reward long-term outperformance relative to other companies. Time-based RSUs also are an important component of long-term equity awards because they balance performance with stability and retention of an exceptional leadership team.

Components of Named Executive Officer Compensation

The compensation of our named executive officers has three basic components: annual base salary, annual cash incentive, and long-term equity awards.

- Base salary is a customary, fixed element of compensation intended to attract and retain executives.

- Our annual cash incentive program is a performance-based, at-risk component of our named executive officers' compensation. Variable payouts are designed to motivate our named executive officers to deliver strong annual financial results while advancing Apple values and key community initiatives. Additional details regarding the 2022 annual cash incentive program can be found below in the section entitled "2022 Annual Cash Incentive Financial Performance Measures and Payout Opportunities."

- The vast majority of our named executive officers' annual compensation is provided in the form of long-term equity awards that emphasize long-term shareholder value creation and the retention of a strong executive leadership team through a mix of performance-based and time-based RSU awards. Additional details regarding these awards and the performance-based RSUs that vested in 2022 can be found below in the section entitled "2022 Long-Term Equity Awards and Results."

2022 Annual Cash Incentive Financial Performance Measures and Payout Opportunities

As in prior years, the Compensation Committee chose net sales and operating income, calculated in accordance with generally accepted accounting principles, as the financial performance measures for the 2022 annual cash incentive program. Net sales and operating income continue to reflect commonly recognized key measures of overall company performance and profitability and are drivers of shareholder value creation.

Payouts for our named executive officers under the annual cash incentive program are first determined quantitatively based on an equal weighting of the net sales and operating income performance measures. The target payout opportunity for each of the net sales and operating income performance measures is 100% of annual base salary for our named executive officers. If the threshold performance level is reached for a financial performance measure, the total payout opportunity for that financial performance measure is 50% of the target payout opportunity. If the maximum performance level is reached for a financial performance measure,



the total payout opportunity for that financial performance measure is capped at 200% of the target payout opportunity. If the threshold goal is not achieved for a financial performance measure, there is no payout for that financial performance measure. Payouts for our named executive officers are linearly interpolated for achievement between threshold, target, and maximum performance goal levels.

The Compensation Committee considers factors relevant to the current fiscal year when it sets the financial goals for the annual cash incentive awards. Financial results from prior years may be used as a reference point, but the annual goals are set to align pay with performance that reflects strong financial results for the current fiscal year. To set financial performance measures under the annual cash incentive program for 2022, the Compensation Committee considered the likelihood of a range of business scenarios that could impact net sales and operating income results for the year. These scenarios took into consideration an increasingly complex macroeconomic and socio-political environment and the continuing effects of the prolonged uncertainty caused by the COVID-19 pandemic on global business conditions. The Compensation Committee recognized that sustaining the same level of net sales and operating income achieved during the prior fiscal year under current business conditions would be difficult and would require significant effort by Apple's named executive officers. To create payout opportunities that required a sustained level of high performance year-over-year, the Compensation Committee set the target net sales and maximum net sales and operating income goals at levels that required year-over-year growth representing strong financial performance and the threshold net sales and operating income goals at levels deserving of minimum payouts.

2022 Financial Performance Goals and Results



For 2022, we reported net sales of $394.3 billion and operating income of $119.4 billion, representing a year-over-year increase of $28.5 billion and $10.5 billion respectively. These achievements resulted in a maximum payout opportunity for each of the financial performance measures.

Annual Assessment of Apple Values and Key Community Initiatives

We included a modifier in the annual cash incentive program beginning in 2021 as a measure to evaluate the actions taken during the year to advance our Apple values and key community initiatives. Apple values and key community initiatives were chosen because they reflect our long-standing commitment to incorporate values-driven leadership and responded to shareholder feedback encouraging us to incorporate business-relevant environmental, social, and governance principles into our executive compensation program.

After the Compensation Committee determines the payout opportunity based on our financial performance measures, the Compensation Committee may choose to adjust the named executive officers' payout opportunity upwards or downwards by up to 10% or determine not to make any adjustments. However, the Compensation Committee set an overall cap on annual cash incentive payouts of 200% of the total target payout opportunity for each named executive officer and will not increase a payout above that cap, regardless of the results of its assessment.

For 2022, the Compensation Committee reviewed an extensive scorecard for each Apple value and key community initiative to inform its overall assessment. Each scorecard included the long-term vision, 2022 areas of focus, highlights, including qualitative and quantitative data to measure progress, areas of opportunity, and management's assessment of our overall progress to advance each value and key community initiative.



Scorecard Focus and Highlights:

Accessibility

Scorecard Focus: Ensuring our products, services, and experiences are fully accessible; and our workplace and tools are accessible

Select Highlights:
- Launched features across products, including Door Detection, Apple Watch Mirroring, and the Beta of Live Captions
- Expanded SignTime to Canada and delivered over 2 million minutes of sign language services in U.S., U.K., France, and Canada

Education

Scorecard Focus: Increasing the number of educators and underserved students engaged in Apple-sponsored education initiatives; and establishing meaningful partnerships and programs with organizations that serve underrepresented minorities

Select Highlights:
- Expanded Community Education Initiative to reach educators and learners in 600 locations through 150+ partners in all 50 states and into the U.K. through our partnership with The Prince's Trust
- Launched Global HSI Equity Innovation Hub community grants in partnership with California State University Northridge

Environment

Scorecard Focus: Achieving progress towards 2030 goal via the following five pillars across Apple: low carbon product design; energy efficiency; renewable electricity; direct emissions abatement; and carbon removal

Select Highlights:
- Suppliers more than doubled their use of clean power over the last year. Over 200 major manufacturing partners have pledged to power all Apple production with renewable electricity across 25 countries
- Nearly 20% of the materials we shipped in Apple products came from recycled sources

Inclusion & Diversity

Scorecard Focus: Increasing representation of diverse groups with a particular focus on engineering and leadership and continuing to build and reinforce a strong inclusive culture

Select Highlights:
- 47% of open leadership roles filled with women during calendar 2021
- Record number of female, Black, and Hispanic/Latinx employees hired during calendar 2021

Privacy

Scorecard Focus: Protecting privacy and security of information through data minimization, on-device processing, transparency and user choice, and security

Select Highlights:
- Released Safety Check and Lockdown mode features and new privacy warnings for AirTags
- Availability of Advanced Data Protection in iCloud wherever legally permissible

Supplier Responsibility

Scorecard Focus: Transitioning supply chain to 100% renewable energy, increasing "top performing suppliers," while holding suppliers accountable to Apple's Supplier Code of Conduct, and supporting people in the supply chain

Select Highlights:
- Announced $50 million Supplier Employee Development Fund to amplify worker voices and expand learning access
- Directly engaged over 350,000 supplier employees on their workplace experiences since 2021

Key Community Initiatives

Scorecard Focus: Racial Justice and Equity Initiative (REJI): Addressing systemic barriers to opportunity for communities of color through REJI

Select Highlights:
- Additional $55M committed to REJI, including expansion to Australia and the U.K.
- Deployed $25M to 26 community financial institutions to expand access to capital for communities of color in historically underserved markets across the U.S.

Scorecard Focus: Community Investments: supporting strong communities through investments and employee giving

Select Highlights:
- Donations in support of humanitarian efforts to help people impacted by crises and through the Strengthen Local Communities program to support over 100 nonprofits around the world addressing critical needs
- Since its inception, Apple's Employee Giving Program raised over $880M for almost 44,000 organizations globally

2022 Annual Cash Incentive Payouts

Our 2022 net sales and operating income results exceeded the maximum financial goals resulting in a maximum payout opportunity. The Compensation Committee awarded cash incentive payouts equal to 200% of the total target payout opportunity to each of our named executive officers. The Compensation Committee did not modify the payout based on its assessment of the actions taken to advance our Apple values and key community initiatives in 2022.



2022 Long-Term Equity Awards and Results

Each named executive officer was granted a long-term equity award on September 26, 2021 with 50% performance-based and 50% time-based RSUs. When setting the value of equity awards for our named executive officers, the Compensation Committee considers the size and performance of Apple relative to peer companies, and the scope of our named executive officers' roles.

2022 Time-Based RSUs

Equity awards with time-based vesting align the interests of our named executive officers with the interests of our shareholders by promoting the stability and retention of a high-performing executive team over the longer term. Vesting schedules for time-based RSUs are generally longer than our peer companies. Time-based RSUs granted to our named executive officers on September 26, 2021 will vest in three equal annual installments over approximately four and one-half years, commencing on April 1, 2024 (approximately two and one-half years following the grant date), subject to the award agreements.

The number of time-based RSUs granted to Mr. Cook was determined by dividing $37.5 million by the closing stock price on the date of grant. The number of time-based RSUs granted to Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams was determined by dividing $10 million by the closing stock price on the date of grant. The grant date fair value for these RSUs is reported in the "Summary Compensation Table—2022, 2021, and 2020."

2022 Performance-Based RSUs

The Compensation Committee chose Relative TSR as the metric for performance-based RSUs with the S&P 500 as the comparative group because it continues to be an objective and meaningful metric to evaluate our performance against the performance of other large companies and aligns the interests of our named executive officers with the interests of our shareholders in creating long-term value. Performance-based RSUs are a substantial, at-risk component of our named executive officers' compensation tied to Apple's long-term performance. The number of performance-based RSUs that vest, if any, depends entirely on Relative TSR for the applicable performance period. To earn the target number of performance-based RSUs, Apple must achieve above-median performance at the 55th percentile of the S&P 500. We measure Relative TSR for the applicable performance period based on the change in each company's stock price during that period, taking into account any dividends paid during that period, which are assumed to be reinvested in the stock. We use a 20-trading-day averaging period to determine the beginning and ending stock price to calculate the TSR of Apple and the other companies in the S&P 500. This averaging period mitigates the impact on the long-term Relative TSR results of one-day or short-term stock price fluctuations at the beginning or end of the performance period. For each company, the change in stock price from the beginning to the end of the performance period is divided by the beginning stock price to determine TSR.

The performance-based RSUs granted on September 26, 2021 have a three-fiscal-year performance period from the beginning of 2022 through the end of 2024. Subject to the terms of the award agreements, between zero and 200% of the target number of performance-based RSUs will vest on October 1, 2024, depending on Apple's Relative TSR percentile ranking for the performance period, as follows:

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting as a Percentage of Target
85th Percentile or above	200%
55th Percentile	100%
25th Percentile	25%
Below 25th	0%

If Apple's TSR for the performance period is negative, the number of performance-based RSUs that vest will be capped at 100% of the target regardless of our percentile ranking. If Apple's Relative TSR percentile ranking is above the 25th percentile and between the other levels shown in the table above, the portion of the performance-based RSUs that vest will be linearly interpolated between the two nearest vesting percentages.



The target number of performance-based RSUs granted to Mr. Cook was determined by dividing $37.5 million by the closing stock price on the date of grant. The target number of performance-based RSUs granted to Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams was determined by dividing $10 million by the closing stock price on the date of grant. The grant date fair values of these RSUs are reported in the "Summary Compensation Table—2022, 2021, and 2020."

Dividend Equivalents

All equity awards granted to our employees in 2022 have dividend equivalent rights. The dividend equivalents will only pay out if the time-based vesting and performance-based vesting conditions have been met for the underlying RSUs.

Performance-Based RSU 2022 Results

During 2022, Ms. Adams, Mr. Maestri, and Mr. Williams each vested in performance-based RSUs that were granted on September 30, 2018. Between zero and 200% of the target number of these performance-based RSUs were scheduled to vest based on Apple's Relative TSR percentile ranking for the applicable performance period, with a maximum 200% vesting for performance at or above the 85th percentile.

For the three-year performance period from the beginning of 2018 through the end of 2021, Ms. Adams, Mr. Maestri, and Mr. Williams each vested in 354,392 performance-based RSUs, representing 200% of the target number of performance-based RSUs. Apple's Relative TSR was at the 96th percentile of the companies that were included in the S&P 500, and Apple's TSR during this period was 178.96%.

	Relative TSR Percentile Ranking for Three-Year Performance Period	TSR Results for Three-Year Performance Period
Apple	**96th Percentile**	**178.96%**
S&P 500 Companies	85th Percentile	119.08%
	55th Percentile	52.06%
	25th Percentile	13.20%
	Below 25th	<13.20%

During 2022, Ms. O'Brien vested in performance-based RSUs granted in connection with her promotion on February 5, 2019. Between zero and 200% of the target number of these performance-based RSUs were scheduled to vest based on Apple's Relative TSR percentile ranking for the applicable performance period, with a maximum 200% vesting for performance at or above the 85th percentile.

For the performance period from February 5, 2019 through the end of 2021, Ms. O'Brien vested in 191,376 performance-based RSUs, representing 200% of the target number of performance-based RSUs. Apple's Relative TSR was at the 99th percentile of the companies that were included in the S&P 500, and Apple's TSR during this period was 255.92%.

	Relative TSR Percentile Ranking for Three-Year Performance Period	TSR Results for Three-Year Performance Period
Apple	**99th Percentile**	**255.92%**
S&P 500 Companies	85th Percentile	109.76%
	55th Percentile	48.26%
	25th Percentile	14.58%
	Below 25th	<14.58%



Other Benefits

Our named executive officers are eligible to participate in our health and welfare programs, Employee Stock Purchase Plan, 401(k) plan, and matching gifts, vacation cash-out, product discount, and other benefit programs on the same basis as other employees. Items or services provided to our named executive officers that may be considered perquisites are limited and generally do not have an associated incremental cost to the Company, except as discussed below and reported in "Summary Compensation Table—2022, 2021, and 2020."

Deferred Compensation Plan

Our named executive officers are eligible to defer a portion of their base salary and annual cash incentive payout opportunity under the terms of the Deferred Compensation Plan.

Security and Private Aircraft

We provide risk-based, business-related, and personal security services for our employees, including our named executive officers, as determined to be appropriate by our security team. We consider the security measures provided to our named executive officers to be reasonable and necessary expenses for the benefit of Apple and not a personal benefit. In the interests of security and efficiency based on our global profile and the highly visible nature of Mr. Cook's role as CEO, the Board also requires that Mr. Cook use private aircraft for all business and personal travel. Mr. Cook recognizes imputed taxable income and is not provided a tax reimbursement for personal use of private aircraft. In accordance with SEC disclosure rules, the aggregate incremental cost of these services is reported in the "Summary Compensation Table—2022, 2021, and 2020."

Compensation Upon Termination of Employment

Our named executive officers do not have employment contracts or severance arrangements and are not entitled to acceleration of their equity awards or any other payments upon a change in control.

The time-based RSU award agreements for all of our employees, other than Mr. Cook, provide for full vesting upon a termination due to death and pro-rata vesting upon a termination due to disability. The performance-based RSU award agreements for our named executive officers, other than Mr. Cook, provide for pro-rata vesting upon a termination due to death or disability.

The Compensation Committee approved a retirement vesting provision in Mr. Cook's RSU award agreements to recognize the unique impact of his leadership decisions on the long-term growth and success of Apple. The RSU award agreements for Mr. Cook's RSUs granted in 2021, 2022, and 2023 include the retirement vesting provision which applies if he terminates employment due to retirement on or after the first anniversary of the applicable equity award grant date. Retirement is defined as a termination of employment after reaching at least 60 years of age and at least 10 years of service with Apple. Mr. Cook now meets the age and service requirements.

Unless otherwise determined by the Compensation Committee, Mr. Cook's 2021 and 2022 time-based RSU award agreements provide for accelerated vesting of any unvested time-based RSUs in full upon a termination of employment due to death, and a continued right to receive the full number of unvested shares underlying the time-based RSUs on the original vesting dates upon a termination of employment due to disability or retirement if retirement occurs on or after the first anniversary of the grant date. Unless otherwise determined by the Compensation Committee, Mr. Cook's 2021, 2022, and 2023 performance-based RSU agreements provide for a continued right to receive the full number of earned shares underlying the performance-based RSUs on the original vesting dates upon a termination due to death, disability, or termination of employment due to retirement, if retirement occurs on or after the first anniversary of the grant date. If Mr. Cook retires on or after the first anniversary of the grant date, the shares underlying his RSU award will be released on the original vesting dates, subject to the attainment of the performance goals for the performance-based RSUs. The delivery of the vested shares underlying Mr. Cook's 2021 and 2022 RSU awards and any dividend equivalents that have accrued on such RSUs are not accelerated upon retirement.

During shareholder outreach and engagement, shareholders expressed a desire to better understand the Compensation Committee's rationale for including a retirement vesting provision in Mr. Cook's RSU award agreements. The Compensation Committee included the retirement vesting provision for several reasons. First, this is a common provision in equity awards for CEOs



and long-tenured executives to maintain focus on long-term decision-making and to ensure successful leadership transitions occur at the appropriate time without regard to short-term business conditions or significant outstanding equity award values. Second, the Compensation Committee recognized the growth and success Apple has enjoyed for more than a decade with Mr. Cook as CEO, and understands that the effects of his leadership will influence the direction of the Company for many years to come. Therefore, aligned with the philosophy of managing Apple for the long term, the Compensation Committee created an incentive and reward for Mr. Cook to encourage him to drive towards continued success without regard to when he may choose to retire. Nonetheless, the Compensation Committee considered shareholder feedback provided in recent engagements that the primary purpose of time-based RSUs should be retention. Thus, starting in 2023, the time-based RSUs granted to Mr. Cook will only vest pro rata upon a termination of employment due to retirement on or after the first anniversary of the grant date, subject to the terms of the award agreement. The pro rata vesting is determined based on Mr. Cook's dates of employment during the vesting period and the shares underlying the vested RSUs and accrued dividend equivalents will continue to be released on the original vesting dates, unless otherwise set forth in the award agreement.

Governance and Other Considerations

Tax Deductibility of Compensation Expense

Section 162(m) of the Internal Revenue Code generally places a $1 million annual deduction limit on compensation paid to "covered employees," which includes our named executive officers. Our Compensation Committee makes compensation decisions based on our guiding compensation principles and the interests of shareholders, even if such compensation is non-deductible by Apple.

Compensation Clawback

The terms of all outstanding RSU awards held by our named executive officers allow us to recoup any shares or other amount that may be paid in respect of RSUs in the event the named executive officer engages in certain acts of misconduct. The compensation recoupment policy also applies to the annual cash incentives awarded to our named executive officers. Apple may recover compensation in the event a named executive officer commits a felony while employed by Apple or, while employed by Apple or at any time thereafter, a named executive officer engages in a breach of confidentiality; materially breaches any agreement with Apple; commits an act of theft, embezzlement or fraud; or if Apple is required to prepare an accounting restatement as a result of the named executive officer's misconduct.

Prohibition on Hedging, Pledging, and Short Sales

We prohibit short sales, hedging, and transactions in derivatives of Apple securities for all Apple personnel, including directors, officers, employees, independent contractors, and consultants. In addition, we prohibit pledging of Apple stock as collateral by directors and executive officers of Apple. We allow for certain portfolio diversification transactions, such as investments in exchange funds.

Stock Ownership Guidelines

Under our stock ownership guidelines, Mr. Cook is expected to own shares of Apple stock that have a value equal to 10 times his annual base salary. All other executive officers are expected to own shares that have a value equal to three times their annual base salary within five years of the officer first becoming subject to the guidelines. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Each executive officer currently holds shares in excess of these guidelines.

Risk Considerations

In establishing and reviewing Apple's executive compensation program, the Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. See the section entitled "Corporate Governance–Board Oversight" above for an additional discussion of risk considerations.



Compensation Committee Process

Setting appropriate compensation for our named executive officers is a core responsibility of the Compensation Committee. The Compensation Committee consists entirely of independent directors who review and approve the compensation of Apple's named executive officers prior to the start of each fiscal year. The Compensation Committee also administers Apple's employee equity compensation plans.

The Compensation Committee reviews Apple's executive compensation program each year and considers a variety of factors, including shareholder interests; the size, performance and profitability of Apple; the scope of its business; evolving compensation trends; and Apple's financial goals. The Compensation Committee also evaluates shareholder feedback, as well as the views of its independent compensation consultant and management. However, the Compensation Committee makes final decisions regarding the compensation paid to our named executive officers and any changes to our executive compensation program based on its own business judgment.

Compensation Committee Priorities when Setting Compensation

- Managing Apple for the long term
- Aligning pay for performance
- Responding to shareholders' interests and feedback
- Retaining exceptional values-driven leaders
- Maintaining Apple's unique team-based approach

The Role of the Compensation Consultant

The Compensation Committee selects and retains the services of its own independent compensation consultant and annually reviews the consultant's performance. As part of the review process, the Compensation Committee considers the independence of the consultant in accordance with SEC and Nasdaq rules.

During 2022, the Compensation Committee's independent compensation consultant, Pay Governance, provided no services to Apple other than services for the Compensation Committee, and worked with Apple's management, as directed by the Compensation Committee, only on matters for which the Compensation Committee is responsible.

At the Compensation Committee's request, Pay Governance regularly attends Compensation Committee meetings. Pay Governance also communicates with the Compensation Committee or the Chair of the Compensation Committee outside committee meetings regarding matters related to the Compensation Committee's responsibilities. In 2022, the Compensation Committee generally sought input from Pay Governance on a range of external market factors related to Apple's compensation programs; CEO pay; shareholder engagement and feedback; environmental, social, and governance performance metrics; compensation program design; evolving compensation trends; appropriate market reference points; and market compensation data. Pay Governance also provided input regarding the amount and form of compensation for our CEO and other named executive officers.

The Role of the Chief Executive Officer

At the Compensation Committee's request, Mr. Cook provides input regarding the performance and compensation of the other named executive officers. The Compensation Committee considers Mr. Cook's evaluation and his direct knowledge of each named executive officer's performance and contributions when making compensation decisions. Mr. Cook is not present during Compensation Committee voting or deliberations regarding his own compensation.



Executive Compensation Policies and Practices

We are committed to sound executive compensation policies and practices, as highlighted in the following table.

Prohibition on hedging, pledging, and short sales	We prohibit short sales, transactions in derivatives, hedging, and pledging of Apple securities by our named executive officers.
Stock ownership guidelines	We have robust stock ownership guidelines for our named executive officers, including a 10 times annual base salary requirement for our CEO.
Compensation clawback policy	Our compensation clawback policy allows us to recover annual cash incentives, equity awards, or other amounts that may be paid in respect of awards in the event of certain events, including if there were acts of misconduct by our named executive officers.
No repricing	We do not allow repricing of stock options without shareholder approval.
No change of control payments	We do not provide change of control payments or gross-ups of related excise taxes.
Vesting requirements for dividend equivalents	Dividend equivalents will not be paid unless the vesting and performance conditions for the underlying equity award are met.
At-will employment	We employ our named executive officers at-will; our named executive officers do not have employment contracts.
No pension or other supplemental benefits	We do not provide pension or supplemental executive health or insurance benefits.
No significant perquisites	We do not provide significant perquisites to our named executive officers. For security and efficiency purposes, Mr. Cook is provided personal security services and is required by the Board to use private aircraft for all business and personal travel.
Annual compensation risk assessment	The Compensation Committee oversees an annual risk assessment of our compensation program.
Independent compensation consultant	The Compensation Committee directly retains an independent compensation consultant that performs no services for Apple other than services for the Compensation Committee.



Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the disclosures contained in the "Compensation Discussion and Analysis." Based on this review and discussion, the Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement for the Annual Meeting.

Members of the Compensation Committee
Andrea Jung (Chair) | Al Gore | Art Levinson



Executive Compensation Tables

Summary Compensation Table—2022, 2021, and 2020

The following table, footnotes, and related narrative show information regarding the total compensation of each named executive officer for 2022, 2021, and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation ($)	Total ($)
Tim Cook Chief Executive Officer	2022	3,000,000	—	82,994,164	12,000,000	1,425,933[3]	99,420,097
	2021	3,000,000	—	82,347,835	12,000,000	1,386,559	98,734,394
	2020	3,000,000	—	—	10,731,000	1,038,259	14,769,259
Luca Maestri Senior Vice President, Chief Financial Officer	2022	1,000,000	—	22,132,015	4,000,000	19,783[4]	27,151,798
	2021	1,000,000	—	21,959,620	4,000,000	18,883	26,978,503
	2020	1,000,000	—	21,657,687	3,577,000	18,583	26,253,270
Kate Adams Senior Vice President, General Counsel and Secretary	2022	1,000,000	—	22,132,015	4,000,000	15,208[5]	27,147,223
	2021	1,000,000	—	21,959,620	4,000,000	14,533	26,974,153
	2020	1,000,000	—	21,657,687	3,577,000	14,310	26,248,997
Deirdre O'Brien Senior Vice President, Retail + People	2022	1,000,000	—	22,132,015	4,000,000	19,783[6]	27,151,798
	2021	1,000,000	—	21,959,620	4,000,000	61,191	27,020,811
	2020	1,000,000	—	21,657,687	3,577,000	37,684	26,272,371
Jeff Williams Chief Operating Officer	2022	1,000,000	—	22,132,015	4,000,000	18,337[7]	27,150,352
	2021	1,000,000	—	21,959,620	4,000,000	17,437	26,977,057
	2020	1,000,000	—	21,657,687	3,577,000	17,137	26,251,824

(1) The grant date fair value for time-based RSUs is measured in accordance with FASB ASC 718 and based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, as determined under FASB ASC 718 based on the probable outcome of the performance condition as of the grant date. The grant date fair value for each award may differ based on the applicable data, assumptions, and estimates used in the model. See footnote 1 to the table entitled "Grants of Plan-Based Awards—2022."

(2) As described under "Executive Compensation—Compensation Discussion and Analysis," the named executive officers' annual cash incentives are based on the performance of Apple relative to predetermined financial goals for the year and the performance of the individual named executive officer. The threshold, target, and maximum payout amounts for each named executive officer's 2022 annual cash incentive opportunity are shown in the table entitled "Grants of Plan-Based Awards—2022." In 2022, Apple's performance exceeded the maximum performance goals for both net sales and operating income, resulting in a total payout of 200% of the total target payout opportunity for each named executive officer, which represents the maximum amount payable under the annual cash incentive plan. Upon review and discussion with management of the significant actions taken and progress achieved across each of our values and key community initiatives during 2022, the Compensation Committee did not adjust the payout opportunities and awarded annual cash incentive payouts equal to 200% of the target payout opportunity for each of our named executive officers.



(3)   This amount represents: (i) Apple's contributions to Mr. Cook's account under the 401(k) plan in the amount of $18,300; (ii) term life insurance premiums paid by Apple in the amount of $2,964; (iii) vacation cash-out in the amount of $46,154; (iv) security expenses in the amount of $591,196, which represents the incremental cost to Apple for personal security services provided to Mr. Cook as determined by allocating both direct costs and a percentage of fixed costs incurred by Apple and used to provide such personal security services; and (v) personal air travel expenses in the amount of $767,319, which represent the incremental cost to Apple for Mr. Cook's personal use of private aircraft based on hourly flight charges and other variable costs incurred by Apple for such use, including variable fuel charges, departure fees, and landing fees. For security and efficiency reasons, the Board requires Mr. Cook to use private aircraft for all business and personal travel.

(4)   This amount represents: (i) Apple's contributions to Mr. Maestri's account under the 401(k) plan in the amount of $18,300; and (ii) term life insurance premiums paid by Apple in the amount of $1,483.

(5)   This amount represents: (i) Apple's contributions to Ms. Adams' account under the 401(k) plan in the amount of $13,725; and (ii) term life insurance premiums paid by Apple in the amount of $1,483.

(6)   This amount represents: (i) Apple's contributions to Ms. O'Brien's account under the 401(k) plan in the amount of $18,300; and (ii) term life insurance premiums paid by Apple in the amount of $1,483.

(7)   This amount represents: (i) Apple's contributions to Mr. Williams' account under the 401(k) plan in the amount of $18,300; and (ii) term life insurance premiums paid by Apple in the amount of $37.

The amounts in the salary, bonus, and non-equity incentive plan compensation columns of the "Summary Compensation Table—2022, 2021, and 2020" reflect actual amounts earned in the relevant years, while the amounts in the stock awards' column reflect accounting values determined as of the date of grant. The tables entitled "Outstanding Equity Awards—2022" and "Stock Vested—2022" provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards. The "Summary Compensation Table—2022, 2021, and 2020" should be read in conjunction with the Compensation Discussion and Analysis and the subsequent tables and narrative descriptions.



Grants of Plan-Based Awards—2022

The following table shows information regarding the incentive awards granted to the named executive officers for 2022.

| Name (a) | Award Type | Grant Date (b) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) (i) | Grant Date Fair Value of Stock and Option Awards[1] ($) (j) |
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)		
Tim Cook	Cash Incentive	—	3,000,000	6,000,000	12,000,000	—	—	—	—	—
	Performance-based RSUs	9/26/2021	—	—	—	63,810	255,241	510,482	—	45,494,156
	Time-based RSUs	9/26/2021	—	—	—	—	—	—	255,241	37,500,008
Luca Maestri	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/26/2021	—	—	—	17,016	68,065	136,130	—	12,131,906
	Time-based RSUs	9/26/2021	—	—	—	—	—	—	68,065	10,000,110
Kate Adams	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/26/2021	—	—	—	17,016	68,065	136,130	—	12,131,906
	Time-based RSUs	9/26/2021	—	—	—	—	—	—	68,065	10,000,110
Deirdre O'Brien	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/26/2021	—	—	—	17,016	68,065	136,130	—	12,131,906
	Time-based RSUs	9/26/2021	—	—	—	—	—	—	68,065	10,000,110
Jeff Williams	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/26/2021	—	—	—	17,016	68,065	136,130	—	12,131,906
	Time-based RSUs	9/26/2021	—	—	—	—	—	—	68,065	10,000,110

(1) The grant date fair value for time-based RSUs is calculated in accordance with FASB ASC 718 based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, determined under FASB ASC 718, incorporating the following assumptions:

| | | Assumptions | | |
Grant Date	Performance Period End Date	Expected Term (years)	Expected Volatility	Risk-Free Interest Rate
9/26/2021	9/28/2024	3.01	35.47%	0.55%

Apple used its historical stock prices as the basis for the volatility assumptions. The risk-free interest rates were based on U.S. Treasury rates in effect at the time of grant. The expected term was based on the time remaining in the performance period on the grant date.



Description of Plan-Based Awards

Non-Equity Incentive Plan Awards. Each of the non-equity incentive plan awards shown in the table entitled "Grants of Plan-Based Awards—2022" was granted under the Apple Inc. 2014 Employee Stock Plan (the "2014 Plan"). The material terms of the 2022 non-equity incentive plan awards granted under the 2014 Plan are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "2022 Annual Cash Incentive Financial Performance Measures and Payout Opportunities."

Equity Incentive Plan Awards. Each of the time-based and performance-based RSUs shown in the table entitled "Grants of Plan-Based Awards—2022" was granted under, and is subject to, the terms of the 2014 Plan. The Compensation Committee administers the 2014 Plan.

Time-Based RSUs. The material terms of the time-based RSUs granted to our named executive officers are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "2022 Long-Term Equity Awards and Results."

Performance-Based RSUs. The material terms of the performance-based RSUs granted to our named executive officers are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "2022 Long-Term Equity Awards and Results."



Outstanding Equity Awards—2022

The following table shows information regarding the outstanding equity awards held by each of the named executive officers as of September 24, 2022.

Name (a)	Grant Date (b)	Number of Shares or Units of Stock That Have Not Vested (#)(c)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)(d)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(e)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)(f)
Tim Cook	9/27/2020	333,987[2]	50,241,664	333,987[2][3]	50,241,664
	9/26/2021	255,241[4]	38,395,904	255,241[3][4]	38,395,904
Luca Maestri	9/30/2018	59,064[5]	8,884,998	—	—
	9/29/2019	121,864[6]	18,332,002	182,800[3][7]	27,498,604
	9/27/2020	89,064[2]	13,397,898	89,064[2][3]	13,397,898
	9/26/2021	68,065[4]	10,239,018	68,065[3][4]	10,239,018
Kate Adams	9/30/2018	59,064[5]	8,884,998	—	—
	9/29/2019	121,864[6]	18,332,002	182,800[3][7]	27,498,604
	9/27/2020	89,064[2]	13,397,898	89,064[2][3]	13,397,898
	9/26/2021	68,065[4]	10,239,018	68,065[3][4]	10,239,018
Deirdre O'Brien	9/30/2018	16,612[8]	2,498,943	—	—
	2/5/2019	31,896[9]	4,798,115	—	—
	9/29/2019	121,864[6]	18,332,002	182,800[3][7]	27,498,604
	9/27/2020	89,064[2]	13,397,898	89,064[2][3]	13,397,898
	9/26/2021	68,065[4]	10,239,018	68,065[3][4]	10,239,018
Jeff Williams	9/30/2018	59,064[5]	8,884,998	—	—
	9/29/2019	121,864[6]	18,332,002	182,800[3][7]	27,498,604
	9/27/2020	89,064[2]	13,397,898	89,064[2][3]	13,397,898
	9/26/2021	68,065[4]	10,239,018	68,065[3][4]	10,239,018

(1) The dollar amounts shown in columns (d) and (f) are determined by multiplying the number of shares or units shown in column (c) or (e), as applicable, by $150.43, the closing price of Apple's common stock on September 23, 2022, the last trading day of Apple's fiscal year.

(2) Subject to the terms of the award agreement, the time-based RSUs subject to this award are scheduled to vest or be released, as applicable, in three annual installments commencing on April 1, 2023. Subject to the terms of the award agreement, the performance-based RSUs subject to this award are scheduled to vest or be released, as applicable, on October 1, 2023, provided the applicable performance condition is satisfied.

(3) The target number of performance-based RSUs is shown. As described under "Executive Compensation—Compensation Discussion and Analysis," in each case, between 0% and 200% of the target number of performance-based RSUs may vest depending on Apple's Relative TSR compared to the other companies in the S&P 500 over the relevant performance period.

(4) Subject to the terms of the award agreement, the time-based RSUs subject to this award are scheduled to vest or be released, as applicable, in three annual installments commencing on April 1, 2024. Subject to the terms of the award agreement, the performance-based RSUs subject to this award are scheduled to vest or be released, as applicable, on October 1, 2024, provided the applicable performance condition is satisfied.

(5) 59,064 RSUs subject to this award vested on April 1, 2022, and subject to the terms of the award agreement, the remaining 59,064 time-based RSUs are scheduled to vest on April 1, 2023, provided the officer continues to be employed with Apple through the applicable vesting date.



(6) 60,936 time-based RSUs subject to this award vested on April 1, 2022, and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to vest in two annual installments of 60,932, commencing on April 1, 2023, provided the officer continues to be employed with Apple through the applicable vesting date.

(7) 200% of the 182,800 target number of performance-based RSUs subject to this award (totaling 365,600 performance-based RSUs) vested on October 1, 2022, based on Apple's Relative TSR compared to other companies in the S&P 500 over the relevant performance period.

(8) 16,612 time-based RSUs subject to this award vested on October 15, 2022.

(9) Subject to the terms of the award agreement, the remaining 31,896 time-based RSUs are scheduled to vest on August 5, 2023, provided the officer continues to be employed with Apple through the applicable vesting date.

Stock Vested—2022

The following table shows information regarding the vesting during 2022 of RSUs previously granted to the named executive officers.

	Stock Awards	
Name (a)	Number of Shares Acquired on Vesting (#) (b)	Value Realized on Vesting ($) (c)[1]
Tim Cook	—	—
Luca Maestri	559,324	87,717,519
Kate Adams	474,392	72,614,486
Deirdre O'Brien	339,724	52,374,037
Jeff Williams	559,324	87,717,519

(1) The dollar amounts shown in column (c) are determined by multiplying the number of shares acquired on vesting by the per-share closing price of Apple's common stock on the vesting date, plus dividend equivalents attributable to such shares in the amount of $1,441,803 for each of Mr. Maestri and Mr. Williams; $1,143,267 for Ms. Adams; and $797,840 for Ms. O'Brien.



Non-Qualified Deferred Compensation—2022

The following table shows information regarding the participation of our named executive officers in the Deferred Compensation Plan as of September 24, 2022.

Name (a)	Executive Contributions ($)(b)[1]	Apple Contributions ($)(c)	Aggregate Earnings ($)(d)	Aggregate Withdrawals/ Distributions ($)(e)	Aggregate Balance at September 24, 2022 ($)(f)
Kate Adams	3,600,000[2]	—	(996,075)	—	4,203,162[3]

(1) Mr. Cook, Mr. Maestri, Ms. O'Brien, and Mr. Williams did not participate in the Deferred Compensation Plan.

(2) Reflects the portion of Ms. Adams' annual cash incentive payout deferred and contributed to the Deferred Compensation Plan. The payout was reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table—2022, 2021, and 2020," under 2021, the year it was earned.

(3) The balance reflects $4,903,650 that was reported as compensation in the "Summary Compensation Table" in prior years.

Description of Non-Qualified Deferred Compensation

Our named executive officers and Non-Employee Directors are eligible to participate in the Deferred Compensation Plan.

Deferred Compensation Plan participants may elect to defer up to 50% of their annual base salary and commissions and up to 90% of their eligible cash bonus, or up to 100% of their annual cash retainer in the case of Non-Employee Directors, by timely completing a deferral election form. Amounts deferred under the Deferred Compensation Plan, as adjusted for applicable earnings gains and losses and fees, are credited to an account in the participant's name and remain fully vested at all times. Participants may select at any time from a diversified menu of notional investment options that generally mirror the investment options of Apple's 401(k) plan, and the value of their Deferred Compensation Plan account balance may increase or decrease based on the performance of their selected investment options. In 2022, annual returns on the investment options available for the Deferred Compensation Plan generally ranged from -40.34% to 0.64%.

Deferred Compensation Plan participants may elect to receive distributions of their deferred amounts either upon separation from service or as of a specified in-service distribution date. Distributions will be made in a lump sum payment unless the participant elects installment payments between two and 10 years. A Deferred Compensation Plan participant also may request to receive a hardship distribution on account of an eligible unforeseeable emergency. If a Deferred Compensation Plan participant dies before receiving a complete distribution of their account, the remaining account will be paid to their beneficiaries in a lump sum by December 31 of the year following the participant's death.



Potential Payments Upon Termination or Change of Control

We do not have any cash severance arrangements with our named executive officers, and none of our named executive officers' equity awards outstanding as of 2022 fiscal year-end provide for acceleration or a right to receive shares in connection with a change of control, or termination of employment for reasons other than death, disability, or for Mr. Cook, retirement. Retirement is defined as a termination of employment after reaching at least 60 years of age and at least 10 years of service with Apple.

Equity Award Treatment Upon Termination of Employment

CEO Awards

Subject to the terms of the award agreements, Mr. Cook's 2021 and 2022 time-based RSUs provide for accelerated vesting in full upon death and a continued right to receive the full number of unvested shares underlying the time-based RSUs upon disability or retirement if, for retirement, termination occurs on or after the first anniversary of the grant date. The delivery of the vested shares underlying Mr. Cook's time-based RSUs and any dividend equivalents that have accrued on such RSUs are not accelerated upon disability or retirement and will continue to be delivered on the originally scheduled vesting dates. If Mr. Cook terminates employment due to retirement before the first anniversary of the grant date, he will not have a right to the unvested time-based RSUs.

Mr. Cook's performance-based RSUs provide for a continued right to receive shares that are earned based upon full or partial attainment of the award's performance conditions upon a termination of employment due to death, disability, or retirement, if retirement occurs on or after the first anniversary of the grant date. If Mr. Cook terminates employment due to retirement before the first anniversary of the grant date, he will not have a right to the earned but unvested performance-based RSUs.

Other Named-Executive Officer Awards

The time-based RSUs held by our other named executive officers, subject to the terms of the award agreements, provide for partial accelerated vesting of the RSUs scheduled to vest on the next applicable vesting date following a termination of employment due to disability, and for full accelerated vesting upon death. Performance-based RSUs provide for a partial waiver of the service vesting condition upon the death or disability of the award recipient, with the number of shares that vest determined at the end of the performance period, based on actual performance results and prorated based on the recipient's dates of employment during the performance period.

Estimated total value of hypothetical equity acceleration. The following table shows the estimated amounts that the named executive officers would have become entitled to under the terms of all equity awards outstanding as of fiscal year-end had their employment terminated due to death or disability for each of our named executive officers, or retirement for Mr. Cook, on September 24, 2022, the last day of Apple's 2022 fiscal year. The estimated values for performance-based RSUs are shown at the maximum potential payout amounts and would be subject to the terms of the award agreements.

Name	Estimated Total Value upon Retirement[1] ($)	Estimated Total Value upon Death[1] ($)	Estimated Total Value upon Disability[1] ($)
Tim Cook	152,478,425	268,355,287	268,355,287
Luca Maestri	—	132,188,738	94,543,146
Kate Adams	—	132,188,738	94,543,146
Deirdre O'Brien	—	130,560,196	93,093,969
Jeff Williams	—	132,188,738	94,543,146

(1)   The dollar amounts are determined by (i) multiplying the number of RSUs that would have been subject to accelerated vesting if an officer had retired, died, or become disabled, on September 24, 2022, as applicable, by $150.43 the closing price of Apple's common stock on September 23, 2022, the last trading day of the fiscal year; and (ii) then adding any accumulated dividend equivalents attributable to any such RSUs on that date.



CEO Pay Ratio—2022

We offer a wide range of benefits to our global employee population, and we are committed to paying our employees competitively and equitably based on their role.

In 2022, we selected a new median employee due to changes in our employee compensation arrangements that we reasonably believed would result in a significant change in the pay ratio disclosure. We determined our median compensated employee by using base salary, bonuses, commissions, and grant date fair value of equity awards granted to employees in 2022 as our consistently applied compensation measure. We applied this measure to our global employee population as of September 24, 2022, the last day of our 2022 fiscal year, and annualized base salaries for permanent full-time and part-time employees that did not work the full year.

We calculated the median compensated employee's 2022 annual total compensation using the same methodology that is used to calculate our CEO's annual total compensation in the table entitled "Summary Compensation Table–2022, 2021, and 2020." The 2022 annual total compensation of our CEO was $99,420,097, the 2022 annual total compensation of our median compensated employee was $84,493, and the ratio of these amounts is 1,177 to 1. Thus, this pay ratio reflects a reasonable estimate consistent with SEC rules based on the methodology we described above. Because SEC rules for identifying a median compensated employee allow companies to apply certain exclusions, include estimates, and adopt different methodologies that reflect their employee population and compensation practices, the ratio above may not be comparable to the CEO pay ratio reported by other companies.






Management Proposals



Proposal No. 1
Election of Directors

The Board has nominated directors James Bell, Tim Cook, Al Gore, Alex Gorsky, Andrea Jung, Art Levinson, Monica Lozano, Ron Sugar, and Sue Wagner to be elected to serve on our Board until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's nine nominees.

The term of any incumbent director who does not receive the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum, and has not earlier resigned, will end on the date that is the earlier of (a) 90 days after the date on which the voting results for the Annual Meeting are determined by the inspector of election, or (b) the date on which the Board selects a person to fill the office held by that director in accordance with Apple's bylaws.

Each of the directors nominated by the Board has consented to serving as a nominee, being named in this Proxy Statement, and serving on the Board if elected. Each director elected at the Annual Meeting will be elected to serve a one-year term. If any nominee is unable to serve or for good cause will not serve as a director at the time of the Annual Meeting, the proxy holders may vote for any nominee designated by the present Board to fill the vacancy.

There are no family relationships among Apple's executive officers and directors.

For more information on the director nominees, please see the section entitled "Directors" beginning on page 27.

The Board recommends that shareholders vote FOR each of the nominees.

Vote Required

Apple has implemented majority voting in uncontested elections of directors. Accordingly, Apple's bylaws provide that in an uncontested election of directors the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum is required to elect a director.



Proposal No. 2
Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has re-appointed Ernst & Young LLP as Apple's independent registered public accounting firm and as auditors of Apple's consolidated financial statements for 2023. The Audit Committee reviews the performance of the independent registered public accounting firm annually. In making the determination to re-appoint Ernst & Young for 2023, the Audit Committee considered, among other factors, the independence and performance of Ernst & Young, and the quality and candor of Ernst & Young's communications with the Audit Committee and management. Ernst & Young has served as Apple's independent registered public accounting firm since 2009.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of Ernst & Young as Apple's independent registered public accounting firm for 2023. Although ratification of the Audit Committee's appointment of Ernst & Young is not required, we value the opinions of our shareholders and believe that shareholder ratification of the appointment is a good corporate governance practice. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that it would be in the best interests of Apple and its shareholders. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

The Board recommends a vote FOR Proposal No. 2.

Vote Required
Approval of Proposal No. 2 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Fees Paid to Auditors

The following table shows the fees billed by Apple's independent registered public accounting firm for the years ended September 24, 2022 and September 25, 2021.

Ernst & Young	2022 ($)	2021 ($)
Audit Fees[1]	17,763,384	17,683,114
Audit—Related Fees[2]	1,551,423	1,161,409
Tax Fees[3]	3,289,432	3,662,997
All Other Fees[4]	131,610	715,310
Total	22,735,849	23,222,830

(1) Audit fees relate to professional services rendered in connection with the audit of Apple's annual financial statements and internal control over financial reporting, quarterly review of financial statements, and audit services provided in connection with other statutory and regulatory filings.

(2) Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of Apple's financial statements.

(3) Tax fees relate to professional services rendered in connection with tax compliance and preparation relating to tax returns and tax audits, as well as for tax consulting and planning services. Tax fees in 2022 include $1.1 million for tax compliance projects and $2.1 million for tax advisory projects. Tax fees in 2021 include $1.1 million for tax compliance projects and $2.6 million for tax advisory projects.

(4) All other fees relate to professional services not included in the categories above, including services related to other permissible advisory services and regulatory reporting requirements.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services for Apple, such as information technology consulting and internal audit services. This policy mandates that the Audit Committee approve in advance the audit and permissible non-audit services expected to be performed each year by the independent registered public accounting firm and the related budget, and that the Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for other permissible non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Apple's independent registered public accounting firm in 2022.



Proposal No. 3
Advisory Vote to Approve Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an annual advisory vote to approve the compensation of our named executive officers as disclosed pursuant to the SEC's compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the executive compensation tables, and the narrative disclosures that accompany the executive compensation tables.

64% of votes cast on the advisory Say on Pay proposal at the 2022 Annual Meeting voted in favor of our executive compensation program. The results of the 2022 Say on Pay advisory vote led to broader shareholder engagement on executive compensation in 2022 to better understand shareholder perspectives. The Compensation Committee considered this feedback when it determined the 2023 compensation of our named executive officers and took action in response to this feedback.

Motivating and retaining a talented and experienced leadership team is a key component of Apple's long-term success. We are committed to an effective executive compensation program that incorporates sound policies and best practices, and delivers a majority of our named executive officers' annual compensation through performance-based incentives. The compensation realized by our named executive officers in 2022 reflected the strength of our annual financial results and stock price performance and our executive compensation program's ongoing alignment with Company performance and shareholder interests. We encourage shareholders to read the section entitled "Compensation Discussion and Analysis," beginning on page 43, which describes the details of our executive compensation program, how we engaged with shareholders, and the Compensation Committee's decision-making process with respect to our executive compensation program.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

> RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the executive compensation tables, is hereby approved.

As an advisory vote, this proposal is not binding on Apple, the Board, or the Compensation Committee. However, the Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers.

Although the Compensation Committee will consider the outcome of the shareholder advisory vote on Say on Pay frequency in Proposal 4, we expect the next advisory Say on Pay vote will occur at the 2024 annual meeting of shareholders.

The Board recommends a vote FOR Proposal No. 3.

Vote Required
Approval of Proposal No. 3 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Proposal No. 4
Advisory Vote on Frequency of Say on Pay Votes

As described in Proposal No. 3 above, our shareholders have the opportunity to cast an advisory vote to approve the compensation of our named executive officers. In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, this Proposal No. 4 affords shareholders the opportunity to cast an advisory vote on how often we should include a Say on Pay proposal in our proxy materials for future annual shareholder meetings or any special shareholder meeting for which we must include executive compensation information in the proxy statement for that meeting. Under this Proposal No. 4, shareholders may vote to have the Say on Pay vote every year, every two years, or every three years.

Our shareholders voted on a similar proposal in 2017 with the majority voting to hold the Say on Pay vote every year. Our Board and Compensation Committee continue to believe that Say on Pay advisory votes should be conducted each year so that our shareholders may express their views on our executive compensation program and the Compensation Committee can consider such views in its compensation planning for the fiscal year following the Say on Pay advisory vote.

Shareholders may cast their advisory vote to conduct advisory votes on executive compensation every "1 Year," "2 Years," or "3 Years," or "Abstain."

The Board recommends that on Proposal No. 4 you vote for future advisory votes on executive compensation to occur every "1 Year."

As an advisory vote, this proposal is not binding on Apple, the Board, or the Compensation Committee. However, the Compensation Committee and the Board value the opinions expressed by shareholders and will consider the outcome of the vote when making a decision regarding the frequency of conducting a Say on Pay vote.

It is expected that the next Say on Pay frequency vote will occur at the 2029 annual meeting of shareholders.

The Board recommends a vote on Proposal No. 4 to hold Say on Pay votes every 1 YEAR.

Vote Required
The frequency for holding an advisory vote on executive compensation requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

If no frequency receives the foregoing vote, then we will consider the option that receives the highest number of votes cast to be the frequency recommended by shareholders.



Shareholder Proposals



Shareholder Proposals

The following pages include proposals submitted by shareholders under Rule 14a-8.

At Apple, we believe business can and should be a force for good. Our teams around the world work to infuse Apple's deeply held values into everything we make. Apple engages with stakeholders as part of our commitment to advance meaningful change and find novel solutions to pressing challenges. We welcome dialogue regarding the issues presented in the proposals on the following pages. Apple has and continues to create effective programs designed to tackle challenges, and communicate our progress through transparent reporting.

We appreciate many of the concerns raised in the proposals and firmly believe these matters are being appropriately handled by our management team with oversight from our Board. While our current programs and reports may not in each case be exactly as prescribed in a proposal, our programs are carefully designed to further the long-term interests of our shareholders, our Company, our people, and our communities. We contacted all shareholders or their designated representatives that submitted proposals for consideration at the 2023 Annual Meeting to discuss their proposals and Apple's related policies and practices.

These proposals, including any supporting statements, are included exactly as submitted to us by their proponents. Apple's opposition statement as well as the Board's voting recommendation immediately follows each shareholder proposal.

For more information regarding our programs and our commitment to transparency we encourage you to read this Proxy Statement, our Environmental, Social, Governance Report and Index, People and the Environmental in our Supply Chain Report, Environmental Progress Report, Privacy Transparency Report, Efforts to Combat Human Trafficking and Slavery, and Conflict Minerals Report, and visit our Inclusion and Diversity website at apple.com/diversity. Additionally, more information is presented on our website regarding Apple Values as well as our Human Rights Policy and Racial Equity and Justice Initiative.

Shareholder Proposal	Board Voting Recommendation	Rationale
5	**AGAINST**	**Civil Rights and Non-Discrimination Audit Proposal** • The proponent mischaracterizes Apple's commitment to inclusion and diversity by suggesting that our policies promoting these goals are discriminatory. • Undertaking a second civil rights audit would be redundant and unnecessary in light of Apple's ongoing Civil Rights Audit.
6	**AGAINST**	**Communist China Audit** • We already provide the information requested by this proposal through our filings with the SEC and our extensive voluntary reporting relating to our international operations, including our supply chain and operations in China, and our robust risk management and reporting systems enable Apple to continually evaluate and seek to mitigate risks confronting our business. • Our Board is actively engaged in the oversight of significant risks affecting our business, including material risks relating to our supply chain and operations in China.
7	**AGAINST**	**Board Policy** • Our Board communication policy reflects a thoughtful and mainstream approach under which our directors can, and do, participate directly in discussions with shareholders, and our Board has already engaged with this proponent on their majority-supported shareholder proposal from the 2022 Annual Meeting. • The proposal is overly prescriptive and would detract from the Board's ability to effectively discharge its duties by restricting when, how, and through whom shareholder engagement is conducted.





Shareholder Proposal	Board Voting Recommendation	Rationale
8	AGAINST	**Racial and Gender Pay Gaps** • We already have a comprehensive approach to pay equity and diverse representation at every level of the Company, and since 2017 have achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States, and in 2022, we also achieved pay equity at the intersections of gender and race and ethnicity in our U.S. workforce. • We report on our progress on representation annually on our Inclusion and Diversity website, and we believe our transparency represents a more meaningful approach to pay equity and representation than the approach set forth in the proposal.
9	AGAINST	**Shareholder Proxy Access Amendments** • Our proxy access bylaws were developed giving careful consideration to the varying viewpoints offered by many of our shareholders and provide a meaningful opportunity for shareholders to nominate directors, while the newly adopted universal proxy card rules provide further options for shareholders. • Apple has a robust shareholder engagement program and, over the course of our engagement in calendar year 2022 with shareholders representing over 60% of institutional shares held, no shareholders provided feedback on, or sought changes to, our existing proxy access provisions.

Identification of Proponents

Proposals No. 5 through No. 9 were submitted for the Annual Meeting by a shareholder or shareholders who have represented to Apple that they have continuously been the beneficial owner of a sufficient amount of the Company's securities for a sufficient time period as required by Rule 14a-8. We will promptly provide you with the address, and, to our knowledge, the number of voting securities held by the proponents of the shareholder proposals, upon receiving a written or oral request directed to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, or by phone at: (408) 974-3123.

Vote Required

Approval of Proposals 5-9 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Proposal No. 5
Shareholder Proposal

Apple has been advised that the National Center for Public Policy Research intends to submit the following proposal at the Annual Meeting.

Civil Rights and Non-Discrimination Audit Proposal

Resolved: Shareholders of Apple Inc. ("the Company") request that the Board of Directors commission an audit analyzing the Company's impacts on civil rights and non-discrimination, and the impacts of those issues on the Company's business. The audit may, in the Board's discretion, be conducted by an independent and unbiased third party with input from civil rights organizations, public-interest litigation groups, employees and other stakeholders – of a wide spectrum of viewpoints and perspectives. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on the Company's website.

Supporting Statement: Tremendous public attention has focused recently on workplace and employment practices. All agree that employee success should be fostered and that no employees should face discrimination, but there is much disagreement about what non-discrimination means.

Concern stretches across the ideological spectrum. Some have pressured companies to adopt "Inclusion & Diversity" programs that seek to establish "racial/social equity," which appears to mean the distribution of pay and authority on the basis of race, sex, orientation and ethnic categories rather than by merit.[1] Where adopted, such programs raise significant objection, including concern that the programs themselves are deeply racist, sexist and otherwise discriminatory.[2]

Many companies have been found to be sponsoring and promoting overtly and implicitly discriminatory employee-training and other employment and advancement programs, including Bank of America, American Express, Verizon, Pfizer, CVS and Apple itself.[3]

This disagreement and controversy create massive reputational, legal and financial risk. If the Company is, in the name of equity, diversity and inclusion, committing illegal or unconscionable discrimination against employees deemed "non-diverse," then the Company will suffer in myriad ways — all of them both unforgivable and avoidable.

In developing the audit and report, the Company should consult civil-rights and public-interest law groups — but it must not compound error with bias by relying only on left-leaning organizations. Rather, it must consult groups across the spectrum of viewpoints. This includes right-leaning civil-rights groups representing people of color, such as the Woodson Center[4] and Project 21,[5] and groups that defend the rights and liberties of *all* Americans, not merely the ones that many companies label "diverse." All Americans have civil rights; to behave otherwise is to invite disaster.

Similarly, when including employees in its audit, the Company must allow employees to speak freely without fear of reprisal or disfavor, and in confidential ways. Too many employers have established company stances that themselves chill contributions from employees who disagree with the company's asserted positions, and then have pretended that the employees who have been empowered by the companies' partisan positioning represent the true and only voice of all employees. This by itself creates a deeply hostile workplace for some groups of employees, and is both immoral and likely illegal.

(1) https://www.sec.gov/Archives/edgar/data/1048911/000120677421002182/fdx3894361-def14a.htm#StockholderProposals88; https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/asyousownike051421-14a8-incoming.pdf; https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/nyscrfamazon012521-14a8-incoming.pdf; https://www.sec.gov/Archives/edgar/data/1666700/000119312521079533/d108785ddef14a.htm#rom108785_58

(2) https://www.americanexperiment.org/survey-says-americans-oppose-critical-race-theory/; https://www.newsweek.com/majority-americans-hold-negative-view-critical-race-theory-amid-controversy-1601337; https://www.newsweek.com/coca-cola-facing-backlash-says-less-white-learning-plan-was-about-workplace-inclusion-1570875; https://nypost.com/2021/08/11/american-express-tells-its-workers-capitalism-is-racist/; https://www.city-journal.org/verizon-critical-race-theory-training

(3) https://www.city-journal.org/bank-of-america-racial-reeducation-program; https://www.city-journal.org/verizon-critical-race-theory-training; https://nypost.com/2021/08/11/american-express-tells-its-workers-capitalism-is-racist/; https://www.foxbusiness.com/politics/cvs-inclusion-training-critical-race-theory; https://www.msn.com/en-us/money/other/pfizer-sets-race-based-hiring-goals-in- the-name-of-fighting-systemic-racism-gender-equity-challenges/ar-AAOiSwJ; https://www.apple.com/diversity/

(4) https://woodsoncenter.org/

(5) https://nationalcenter.org/project-21/



Apple's Statement in Opposition to Proposal No. 5

The Board recommends a vote AGAINST Proposal No. 5 because:

- the proponent mischaracterizes Apple's commitment to inclusion and diversity by suggesting that our policies promoting these goals are discriminatory;
- undertaking a second civil rights audit would be redundant and unnecessary in light of Apple's ongoing Civil Rights Audit;
- Apple has demonstrated a long-standing commitment to civil and human rights, to making our Company more inclusive and diverse, and to nurturing a culture where everyone belongs; and
- we provide robust disclosure about our goals and the progress we are making on civil and human rights issues, and our Board maintains active oversight of our civil and human rights commitments.

The proponent mischaracterizes Apple's commitment to inclusion and diversity by suggesting that our policies promoting these goals are discriminatory. Contrary to the proponent's claims, Apple does not tolerate discrimination or harassment of any kind.

At Apple, we are committed to treating everyone with dignity and respect and believe that both Apple and its shareholders benefit from nurturing a culture where everyone belongs. To date, we have taken numerous actions in support of this commitment, including initiating a third-party Civil Rights Audit that is currently in process, human rights due diligence under our Human Rights Policy, and transparent public reporting — all under the Board's active oversight. The Board believes that adoption of the proposal would be redundant due to our existing actions and commitments on the topic.

Ongoing Civil Rights Audit. Apple's Civil Rights Audit is currently underway. We have engaged a team from Covington & Burling LLP, led by former U.S. Attorney General Eric Holder, to conduct the audit, which will examine civil rights impacts related to our business in the areas of our people, our products and services, customer connections, and communities. The Covington team is assessing the Company's policies, controls, and initiatives in these areas, and we expect to publish a report regarding their assessment in 2023. Undertaking a second civil rights audit would be redundant and unnecessary.

Apple's human rights commitments and oversight. Apple is constantly working to promote civil rights and respect for human rights, racial equity and racial justice, inclusion and diversity, and non-discrimination. Apple's Human Rights Policy[1] outlines our commitment to respecting human rights, including civil rights and the right to privacy, among other internationally recognized rights. Our approach is based on the United Nations' Guiding Principles on Business and Human Rights, and the Policy reflects feedback that we have heard from our shareholders, as well as civil and human rights organizations and other stakeholders.

Apple's commitment starts with a prohibition on harassment, discrimination, violence, and retaliation of any kind, as well as zero tolerance for any form of prejudice or bigotry. We seek to promote diversity, increase inclusion, and advance racial justice, both within Apple and through outward-facing efforts. We also require every Apple employee to participate in trainings on unconscious bias, and we are working to improve representation and diversity at every level of our Company, including in positions of leadership. We also conduct human rights due diligence to identify risks and work to mitigate them. We seek to remedy adverse impacts, track and measure our progress, and report our findings. Our General Counsel oversees ongoing implementation of our Human Rights Policy and reports to the Board and its committees on progress and any significant issues identified in the human rights diligence process.

Inclusion and diversity. At Apple, we're building on our long-standing commitment to make our Company more inclusive and diverse and to promote equitable pay for all employees. We're supporting underrepresented communities with initiatives that combat inequity, expand access to opportunity, and foster belonging through community. As a sign of our commitment, Apple is a founding signatory to the ACT Report: Action to Catalyze Tech, A Paradigm Shift for DEI (Diversity, Equity, and Inclusion),[2] which provides tech companies and leaders a rigorous framework of action. As a signatory, Apple has already committed to (1) reviewing existing diversity, equity, and inclusion practices and gaps, and identifying relevant actions to operationalize diversity, equity, and inclusion throughout the Company; (2) sharing diversity, equity, and inclusion data, metrics, and goals; and (3) advocating for policies that create pathways into tech for underrepresented communities and increase access to capital for diverse entrepreneurs.

---

(1) investor.apple.com/Apple-Human-Rights-Policy

(2) actreport.com/wp-content/uploads/2021/11/The-ACT-Report.pdf



Transparent reporting and active Board oversight. We aim to be transparent about our goals and the progress we are making on human rights issues. Accordingly, we set goals, track progress, and measure our impact in these areas and report them publicly in a variety of ways, in addition to the ongoing Civil Rights Audit, including through our:

- 2022 Environment, Social, Governance Report;[1]

- Inclusion and Diversity website;[2]

- Privacy Transparency Report;[3]

- People and Environment in Our Supply Chain — 2022 Annual Progress Report;[4] and

- Environmental Progress Report.[5]

Apple's Board is responsible for overseeing and periodically reviewing our Human Rights Policy, while Apple's General Counsel is responsible for its ongoing implementation, and reports to the Board and its committees on our progress and any significant issues identified during the diligence process.

Our Compensation Committee is tasked with assisting the Board in its oversight of management's strategies, policies, and practices relating to Apple's people and teams, including with respect to inclusion and diversity, culture and employee engagement, talent recruitment, development, and retention.

Further, our Nominating Committee oversees Apple's shareholder engagement strategy and response to shareholder proposals and is overseeing Apple's current Civil Rights Audit. The Nominating Committee reviewed this proposal and determined that it would not be in the best interests of shareholders to implement the proposal.

Recommendation: Apple already addresses the objective of the proposal of "analyzing the Company's impacts on civil rights and non-discrimination, and the impacts of those issues on the Company's business" through its ongoing Civil Rights Audit, human rights initiatives, transparent reporting, and active Board oversight. Therefore, we believe that the audit requested by this proposal is redundant and not in the best interests of shareholders.

For all the reasons above, the Board recommends a vote AGAINST Proposal No. 5.

> **The Board recommends a vote AGAINST Proposal No. 5.**
>
> **Vote Required**
>
> Approval of Proposal No. 5 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

(1) investor.apple.com/esg/2022_Apple_ESG_Report

(2) apple.com/diversity/

(3) apple.com/legal/transparency/

(4) apple.com/supplier-responsibility/pdf/Apple_SR_2022_Progress_Report.pdf

(5) apple.com/environment/pdf/Apple_Environmental_Progress_Report_2022.pdf



Proposal No. 6
Shareholder Proposal

Apple has been advised that the National Legal and Policy Center intends to submit the following proposal at the Annual Meeting.

Communist China Audit

RESOLVED:

Shareholders request that, beginning in 2023, Apple Inc. report annually to shareholders on the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company's reliance on activities conducted within, and under control of, the Communist Chinese government.

Supporting Statement:

American companies doing business in China is a controversial public policy issue, according to an April 2, 2021 CNN report titled, "Doing business in China is difficult. A clash over human rights is making it harder."

Apple does business in – and relies on materials, parts, labor and/or services from – entities in China.

China is a serial violator of human and political rights.

China is also hostile to the U.S. for a variety of reasons, including:

- China intends to displace the U.S. as the lone global superpower by 2049;
- The U.S. has committed to defend Taiwan, which China has asserted is part of its country and may attempt to seize by force;
- U.S.-China relations are tense over a number of issues including China's military expansion; egregious human rights violations; actions related to the COVID pandemic; intellectual property theft; relentless espionage; elimination of freedom in Hong Kong; and environmental pollution.

China has also indicated that it would use its industrial capabilities for strategic purposes against adversaries.

Many Chinese companies – which are ultimately under the control of the Communist government – are vulnerable to the U.S. *Holding Foreign Companies Accountable Act*, do not adhere to basic auditing standards, and are therefore untrustworthy.

China, and by extension the companies it controls, were also identified in the U.S. State Department's 2022 *Trafficking in Persons Report* as a state sponsor of human trafficking. They are now subject to the *Uyghur Forced Labor Prevention Act*, which imposes strict verification of parts and products imported from China, that they are not generated from slave labor.

Apple's extensive ties to China also breed reputational risk for the company. For example, while the company funds groups that promote the interests of homosexual and transgender individuals, the Communist government persistently and vigorously cracks down on those forms of identity.

A July 2022 joint statement from the leaders of the British and American domestic intelligence agencies warned that the Communist Chinese Party is the greatest threat to the international order. "We consistently see that it's the Chinese government that poses the biggest long-term threat to our economic and national security, and by 'our,' I mean both of our nations, along with our allies in Europe and elsewhere," said Federal Bureau of Investigation Director Christopher Wray.

Given the controversial, if not dangerous, nature of doing business in and with China, shareholders have the right to know the extent to which Apple's business operations depend on Communist China.



Apple's Statement in Opposition to Proposal No. 6

The Board recommends a vote AGAINST Proposal No. 6 because:

- we already provide the information requested by this proposal through our filings with the SEC and our extensive voluntary reporting relating to our international operations, including our supply chain and operations in China;

- our disclosures include information about our robust risk management and reporting systems, which enable Apple to continually evaluate and seek to mitigate risks confronting our business;

- we are deeply committed to respecting internationally recognized human rights in our global business operations and maintain leading policies and processes on supplier conduct; and

- our Board is actively engaged in the oversight of significant risks affecting our business, including material risks relating to our supply chain and operations in China.

We believe conducting our business ethically and respecting the highest standards of human rights together with effective governance and risk management is a more effective way to deliver long-term value to our shareholders than by producing the additional open-ended annual reporting requested by the National Legal and Policy Center.

Transparent reporting. In our filings with the SEC, we provide information regarding our revenue and operating income derived from Greater China, as well as a discussion of the material risks arising from international trade and business operations. We are required to make updates for material changes each quarter. For example, in our most recent Annual Report on Form 10-K, we disclosed:

> "The Company has a large, global business with sales outside the U.S. representing a majority of the Company's total net sales, and the Company believes that it generally benefits from growth in international trade. Substantially all of the Company's manufacturing is performed in whole or in part by outsourcing partners located primarily in Asia, including China mainland, India, Japan, South Korea, Taiwan and Vietnam. Trade policies and disputes and other international conflicts can result in tariffs, sanctions and other measures that restrict international trade, and can materially adversely affect the Company's business, particularly if these measures occur in regions where the Company derives a significant portion of its revenues and/or has significant supply chain operations. For example, tensions between the U.S. and China have led to a series of tariffs being imposed by the U.S. on imports from China mainland, as well as other business restrictions."

In addition to these required disclosures, we also voluntarily provide information relating to our international operations, including in China. For example, Apple provides a publicly available list of our suppliers by country and region, including China, on our Supplier Responsibility website,[1] which we work to update annually. And we voluntarily publish a bi-annual Privacy Transparency Report[2] that discloses information regarding government requests for customer information and to remove content, including requests from government authorities in China. We also track and measure our performance across a range of human rights-related metrics and report our performance publicly in several ways, including in our 2022 Environmental, Social, Governance Report[3] and our People and Environment in Our Supply Chain — 2022 Annual Progress Report.[4]

Through these existing disclosures, Apple informs and regularly updates our shareholders as to the nature and extent of our operations and activities in China and material risks and vulnerabilities to our business arising from these activities.

Strong Enterprise Risk Management Program. Apple has an Enterprise Risk Management Program that is designed to identify, assess, and monitor Apple's significant business risks, including risks related to our supply chain and operations, which we have identified as a key area of focus. The program is supported by a Risk Oversight Committee, consisting of our Chief Financial Officer, General Counsel, Head of Business Assurance, and other senior business leaders, that assists the Audit and Finance Committee with its general responsibility for overseeing enterprise risk management. Through these robust risk management and reporting systems, Apple is able to continually evaluate and seek to mitigate the risks confronting our business.

(1) apple.com/supplier-responsibility/pdf/Apple-FY21-Supplier-List.pdf
(2) apple.com/legal/transparency/
(3) investor.apple.com/esg/2022_Apple_ESG_Report
(4) apple.com/supplier-responsibility/pdf/Apple_SR_2022_Progress_Report.pdf



Longstanding commitment to human rights. At Apple, our North Star is creating great technology that empowers our customers and enriches their lives. People come first in everything we do. Our respect for human rights includes our commitment to seeing that everyone is treated with dignity and respect. We engage with a range of stakeholders, including rightsholders, civil society organizations, academic experts, and program partners so that our Supplier Code of Conduct and Supplier Responsibility Standards[1] reflect internationally recognized labor, human rights, health and safety, and environmental standards.

In 2020, the Board adopted Apple's Human Rights Policy.[2] The policy governs how we treat everyone, including people at every level of our supply chain, as well as our customers, our employees, and our business partners. We are deeply committed to respecting internationally recognized human rights in our business operations, as set out in the United Nations International Bill of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work. Moreover, our approach is guided by the United Nations' Guiding Principles on Business and Human Rights and reflects feedback that we have heard from our shareholders, as well as civil and human rights organizations and other stakeholders. Our commitment to human rights extends to every facet of our business, from working to safeguard security and user privacy in our products and promoting freedom of expression and access to information on our platforms to providing a safe and respectful environment for all people in our supply chain.

Zero tolerance for forced labor. We are committed to leaving the world better than we found it, and that starts with treating the people making our products with dignity and respect. Our Supplier Code of Conduct and Supplier Responsibility Standards and our Human Rights Policy outline our requirements for suppliers in the areas of labor and human rights, health and safety, environment, management systems, and ethics.

We continuously conduct reviews across our supply chain to verify that suppliers can meet or exceed our strict standards, which include zero tolerance for forced labor. We also provide training and toolkits to help suppliers better understand how to meet our standards if needed. As part of the reviews of our supply chain, we engage independent, third parties to conduct assessments at supplier facilities to verify key employee documentation, investigate hiring practices, and conduct extensive interviews with workers in their native languages and without managers present. In 2021, we conducted more than 1,100 assessments in 52 countries, and found no instances globally where anyone was forced to work in our supply chain. Our standards and protections apply across the supply chain, regardless of a person's job or location. Any violation of our policies has immediate consequences, including possible business termination.

Further, in preparation for the adoption of the Uyghur Forced Labor Prevention Act, we conducted due diligence on our supply chain and found no evidence that any of our suppliers were located in the Xinjiang Uyghur Autonomous Region or that any workers transferred from the region were working on Apple production lines.

Our supplier policies mandate that our suppliers conduct their business with integrity and must not engage in corruption, extortion, embezzlement, or bribery to obtain an unfair or improper advantage. Furthermore, we believe all workers in our supply chain deserve a fair and ethical workplace, and therefore suppliers must comply with our policies with respect to workers' rights, including regarding freely chosen employment, appropriately aged workers, working hours, wages and benefits, health and safety, non-discrimination, non-harassment, and freedom of association. Suppliers must also implement risk assessment and management processes to identify and minimize the risks associated with their operations, including risks related to labor and human rights, health and safety, environment, business ethics, and legal compliance. Further, we have launched third-party grievance hotline awareness campaigns, including with supplier employees in China, to engage on and improve worker satisfaction and amplify worker voices.

(1) apple.com/supplier-responsibility/pdf/Apple-Supplier-Code-of-Conduct-and-Supplier-Responsibility-Standards.pdf

(2) investor.apple.com/Apple-Human-Rights-Policy



Active Board oversight of risk management. Apple's Board is responsible for the oversight of significant risks affecting our business and Apple's Enterprise Risk Management Program. The Board actively exercises this oversight through regular reviews and discussion with Apple management handling key risks, and is supported by the Audit and Finance Committee that has the primary responsibility for assisting the full Board with its risk oversight duties. The Board is also responsible for overseeing and periodically reviewing Apple's Human Rights Policy, while Apple's General Counsel is responsible for its ongoing implementation and reports to the Board and its committees on our progress and any significant issues identified during the diligence process.

Recommendation: We believe the additional open-ended annual reporting requested by this proposal is unwarranted given our regular and transparent public reporting, robust risk management systems, deep commitment to respecting internationally recognized human rights in our business operations, leading policies and processes on supplier conduct, and our Board's active oversight of the executive team's management of the key risks confronting Apple, including material risks relating to our operations in China.

For all the reasons above, the Board recommends a vote AGAINST Proposal No. 6.

> **The Board recommends a vote AGAINST Proposal No. 6.**
>
> **Vote Required**
>
> Approval of Proposal No. 6 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Proposal No. 7
Shareholder Proposal

Apple has been advised that Nia Impact Capital, as lead filer, along with a co-filer, whose name, address, and shareholdings will be provided by us upon request, intends to submit the following proposal at the Annual Meeting.

Board Policy

Whereas:

In 1947, the Court of Appeals for the Third Circuit upheld the right of a shareholder to submit a proposal on shareholder approval of the auditor, stating that "A corporation is run for the benefit of its stockholders and not for that of its managers."[1] The SEC's Staff has made clear that "a cornerstone of shareholder engagement on important matters"[2] is the shareholder resolution process.

In our view, a high vote for a shareholder proposal indicates that investors believe insufficient attention has been paid by the company's management or Board to the issue at hand.

Apple's Corporate Governance Guidelines state that the Board of Directors oversees the CEO and senior management and "seeks to ensure that the long-term interests of shareholders are being served." The Guidelines also state that "The Board believes that management speaks for the Corporation" and that it is only in "unusual circumstances" that individual directors will to be authorized to speak with investors or other stakeholders.

If Apple's Board members are restricted in when they speak with stakeholders, this may undermine the Board's ability to, per the Corporate Governance Guidelines, proactively "ensure that the Corporation is committed to business success through the maintenance of high standards of responsibility and ethics."[3]

For example, in 2022, Nia Impact Capital ("Nia") submitted a resolution requesting that the Board review Apple's use of concealment clauses in the context of harassment, discrimination and other unlawful acts. The resolution received support from 50.4% of all shares voted "For" and "Against."

Apple management had stated that it was "not aware" of the use of concealment clauses and that "Apple does not limit employees' and contractors' ability to speak freely about harassment, discrimination, and other unlawful acts in the workplace."[4] However, shortly after this statement a former Apple employee went public with a severance agreement that Apple had asked her to sign which included non-disclosure and non-disparagement clauses related to workplace conditions.[5]

This discrepancy undermined Nia's confidence in management's representation of Apple's use of concealment clauses. Despite the high vote showing that other investors shared these concerns and an explicit request made by Nia and other investors for a meeting, no Board member has agreed to a meeting.

Resolved:

Apple shareholders urge the Board to adopt a policy that, should holders of a majority of non-insider shares voted support a shareholder proposal (calculated by dividing (i) "For" votes by (ii) the sum of votes cast "For" and "Against", minus the shares held by current executive officers and Board members as reported in the proxy statement), a Board member or members, identified by the Nominating Committee Chair, will be made available for a discussion with the proposal's proponents within three months of Apple filing its Report on Form 8-K containing the voting results.

Supporting statement:

Neither the Board nor Apple or the resolution's proponents would be obligated to take any action as a result of this discussion.

(1) https://casetext.com/case/securities-exch-comn-v-transamerica-corp
(2) https://www.sec.gov/corpfin/staff-legal-bulletin-14l-shareholder-proposals
(3) https://s2.q4cdn.com/470004039/files/doc_downloads/gov_docs/Corporate-Governance-Guidelines.pdf
(4) https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/niaapple122021-14a8.pdf
(5) https://www.businessinsider.com/apple-sec-response-under-scrutiny-after-whistleblower-comes-forward?r=US&IR=T



Apple's Statement in Opposition to Proposal No. 7

The Board recommends a vote AGAINST Proposal No. 7 because:

- Apple has an active shareholder engagement program, and our directors can, and do, participate directly in discussions with shareholders;

- Apple's current policy does not restrict the Board's ability to engage with shareholders and instead reflects a thoughtful and mainstream approach to shareholder communications;

- the proposal is overly prescriptive and would detract from the Board's ability to effectively discharge its duties by restricting when, how, and through whom shareholder engagement is conducted; and

- the Board takes shareholder engagement and feedback seriously, has already proceeded to implement the majority-supported shareholder proposals from our 2022 Annual Meeting, and has already engaged with this proponent on their majority-supported shareholder proposal from the 2022 Annual Meeting.

Apple's Board recognizes its role in seeking to ensure that the long-term interests of Apple's shareholders are being served and appreciates the importance of being responsive to their views. However, the Board believes that the unique policy put forth in this proposal is not in shareholders' best interests as it is overly prescriptive and restricts the Board's ability to determine when, how, and through whom shareholder engagement is best conducted.

The role of the Board in shareholder engagement. The proposal's supporting statement mischaracterizes the Board's policy on shareholder engagement. Apple's Corporate Governance Guidelines, which were adopted by the Board, do not restrict the Board's ability to engage with shareholders. Instead, they reflect a thoughtful and mainstream approach to stakeholder engagement that recognizes the benefits of coordinating communications to allow Apple to speak with one voice when appropriate, while providing multiple avenues for engagement that can vary depending on the context and issue. In this regard, the Board believes that, while at times it may be appropriate to engage directly on topics including executive compensation and corporate governance, management plays an important role when engaging on issues that more directly implicate the Company's business operations, such as when addressing issues that implicate employment policies. The Board's policy on stakeholder engagement, as set forth in the Corporate Governance Guidelines, recognizes this distinction by acknowledging that the Board's committee charters contemplate engagement by Board members on various topics, including in the context of the Nominating Committee's review of shareholder proposals submitted to Apple. Similarly, the policy allows Apple's independent Chair of the Board (or its lead independent director if the Chair is not independent) or the full Board to otherwise provide for engagement between Board members and shareholders when appropriate.

In practice, Apple has an active shareholder engagement program in which the Board participates. For example, in calendar year 2022, we reached out to shareholders representing over 70% of institutional shares held, and a director participated in over 50% of engaged shares. In addition, Apple proactively engages with shareholders and other stakeholders throughout the year. This engagement helps us better understand shareholder priorities and perspectives, gives us an opportunity to elaborate upon our initiatives with Apple subject matter experts, and fosters constructive dialogue with our community of shareholders. The Board and our management teams carefully consider the feedback from these meetings, as well as shareholder support and feedback at our annual meetings, when reviewing our business practices and corporate governance framework.

The proposal is overly prescriptive. In contrast to the Board's current flexible policy on stakeholder engagement, this proposal contemplates a highly prescriptive policy that would mandate a specific timeline for engagement with a shareholder proponent, regardless of circumstances, and a voting calculation that is inconsistent with our core governance principle of one share, one vote.

As stated above, Apple welcomes engagement with its shareholders, including with shareholders who have submitted, or are contemplating submission of, shareholder proposals. On many occasions, Apple has been able to satisfactorily respond to questions, enhance its disclosures, or adjust its policies or practices to resolve questions or concerns raised by a shareholder, eliminating any need for a proposal to be put to a vote by shareholders.

When a shareholder proposal is included in Apple's proxy statement, Apple and its Board seek to engage the proponent to understand their views. If, contrary to the Board's recommendation, a proposal passes or receives a significant level of shareholder support, the Board believes the appropriate response is to understand why shareholders supported the proposal, which the Board



believes is best achieved by Apple's direct communication with a range of different shareholders. While the Board may also determine it is appropriate to engage further with a shareholder proponent, the Board believes it is important to retain the flexibility to determine when this type of engagement will occur and who can best represent Apple in any meeting with the proponent, instead of taking the prescriptive approach to engagement that would be required under this proposal.

Majority-supported shareholder proposals. Apple takes shareholder engagement and feedback seriously, and, following our 2022 Annual Meeting, reached out to proponents of both proposals that were supported by a majority of shares voted.

Following evaluation of the voting results of the proposal requesting that Apple conduct a civil rights audit, Apple publicly committed to conducting the audit and engaged a team at Covington & Burling LLP, led by former U.S. Attorney General Eric Holder, to undertake that project. Apple also carefully considered the voting results on the proposal submitted for the 2022 Annual Meeting by the same proponent of this proposal. The 2022 proposal requested a public report assessing the potential risks to Apple associated with "its use of concealment clauses in the context of harassment, discrimination, and other unlawful acts." Following the 2022 Annual Meeting, the Nominating Committee oversaw Apple's process to implement the 2022 proposal, and approved publication of the requested report, which was released in December 2022.

The proposal submitted for this year's 2023 Annual Meeting states that as of the date the 2023 proposal was submitted, "no Board member ha[d] agreed to a meeting" following the 2022 proposal receiving majority support at Apple's 2022 Annual Meeting. However, because the 2022 proposal implicated Apple's world-wide employment practices, the Nominating Committee believed Apple management was best positioned to open that discussion. Apple management sought to engage with the proponent multiple times, and the proponent declined to engage each time. After the Nominating Committee had the opportunity to review and evaluate the draft report on concealment clauses, the Chair of the Nominating Committee requested and held a meeting with the proponent.

Active Board oversight. The Board takes an active role in overseeing the Company and seeks to ensure that the long-term interests of Apple and its shareholders are being served. To this end, the Nominating Committee assists the Board in its oversight of shareholder engagement. The Nominating Committee also reviews annually Apple's Corporate Governance Guidelines, including its approach to shareholder engagement, and recommends changes to the Board to align with best corporate governance practices and shareholder expectations. The Board and the Nominating Committee, however, believe that the proposed policy is not aligned with mainstream practices and shareholder expectations around stakeholder engagement, and that its overly prescriptive nature detracts from the Board's ability to effectively discharge its duties by restricting the Board's discretion to determine when, how, and through whom shareholder engagement is best conducted.

Recommendation: The Board believes that its current approach to stakeholder engagement, rather than the overly prescriptive policy suggested by this proposal, best serves the interests of the Company and its shareholders by providing the Board with the appropriate flexibility to determine when, how, and through whom shareholder engagement is conducted.

For all the reasons above, the Board recommends a vote AGAINST Proposal No. 7.

> **The Board recommends a vote AGAINST Proposal No. 7.**
>
> **Vote Required**
> Approval of Proposal No. 7 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Proposal No. 8
Shareholder Proposal

Apple has been advised that Arjuna Capital intends to submit the following proposal at the Annual Meeting.

Racial and Gender Pay Gaps

Whereas: Pay inequities persist across race and gender and pose substantial risk to companies and society at large. Black workers' hourly median earnings represent 64 percent of white wages. The median income for women working full time is 83 percent that of men. Intersecting race, Black women earn 63 cents, Native women 60 cents, and Latina women 55 cents. At the current rate, women will not reach pay equity until 2059, Black women until 2130, and Latina women until 2224.

Citigroup estimates closing minority and gender wage gaps 20 years ago could have generated 12 trillion dollars in additional income. PwC estimates closing the gender pay gap could boost Organization for Economic Cooperation and Development countries' economies by 2 trillion dollars annually.

Actively managing pay equity is associated with improved representation, and diversity is linked to superior stock performance and return on equity. Minorities represent 56 percent of Apple's workforce, but only 43 percent of leadership. Women represent 35 percent of Apple's workforce and 31 percent of leadership.

Best practice pay equity reporting consists of two parts:

1. *unadjusted* median pay gaps, assessing equal opportunity to high paying roles,
2. statistically *adjusted* gaps, assessing pay between minorities and non-minorities, men and women, performing similar roles.

Apple reports only statistically adjusted gaps but ignores unadjusted gaps, which address structural bias women and minorities face regarding job opportunity and pay, particularly when men hold most higher paying jobs. Median pay gaps show, quite literally, how Apple assigns value to employees through the roles they inhabit and pay they receive. Median gap reporting also provides a digestible and comparable data point to determine progress over time.

Racial and gender median pay gaps are accepted as *the* valid way of measuring pay inequity by the United States Census Bureau, Department of Labor, Organization for Economic Cooperation and Development, and International Labor Organization. The United Kingdom and Ireland mandate disclosure of median gender pay gaps. Apple discloses data for United Kingdom employees, reporting a median hourly gender pay gap of 9 percent and median bonus gap of 35 percent.

Resolved: Shareholders request Apple report on *median* pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female *median* earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

Supporting Statement: An annual report adequate for investors to assess performance could, with board discretion, integrate base, bonus and equity compensation to calculate:

• percentage median gender pay gap, globally and/or by country, where appropriate
• percentage median racial/minority/ethnicity pay gap, US and/or by country, where appropriate



Apple's Statement in Opposition to Proposal No. 8

The Board recommends a vote AGAINST Proposal No. 8 because:

- we already have a comprehensive approach to pay equity and diverse representation at every level of the Company, and since 2017 have achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States, and in 2022, we also achieved pay equity at the intersections of gender and race and ethnicity in our U.S. workforce;

- we also provide robust disclosure of our representation annually on our Inclusion and Diversity website, including with respect to hiring and leadership roles, and we believe our transparency represents a more meaningful approach to pay equity and representation than the approach set forth in the proposal;

- we have strong programs and policies in place to foster an inclusive culture and promote representation, and provide comprehensive benefits and competitive compensation; and

- inclusion and diversity is one of our Apple values and our Board maintains active oversight of this area, we have a dedicated Vice President of Inclusion and Diversity, and beginning in 2021 we included a modifier based on Apple values and key community initiatives in the annual cash incentive program for our executives, reflecting our commitment to promoting values-driven leadership.

At Apple, we're always building on our long-standing commitment to make our Company more inclusive and diverse and provide for equitable pay for all employees.

Promoting pay equity and representation. Since 2017, we have achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States. In 2022, we also achieved pay equity at the intersections of gender and race and ethnicity in our U.S. workforce. These metrics are assessed by a third-party firm that evaluates compensation across all of Apple using statistical modeling. This rigorous review considers annual total compensation, including base salary, discretionary bonuses, and discretionary RSUs, as well as a variety of data related to pay, including job level, location, performance ratings, and tenure.

To further promote pay equity, it is our policy not to ask candidates for compensation history, and our recruiters develop offers of employment based on the compensation of current Apple employees in similar roles. In addition, during our annual compensation planning process, our People team uses analytics to assess promotion rates, performance ratings distribution, and pay metrics for women compared to men and, in the United States, for underrepresented groups compared to non-underrepresented groups. We also seek to pay competitive wages across our global operations, and all employees are eligible for stock ownership in the Company.

Taking into consideration the comprehensive approach we have and continue to take with respect to pay equity, and given the diverse roles in our workforce and global operations, we do not believe a single median pay figure is a meaningful metric for Apple. This statistic seeks to compare the median two employees whose compensation happens to fall at the midpoint of a pay distribution and does not account for valid factors that affect pay such as role, skills, qualifications, location, country, performance, and experience. Our shareholders do not need a substitute measure for our progress toward a more inclusive workforce. We issue annual reports on our representation data on our Inclusion and Diversity website and have programs to increase representation as well as active Board oversight in this area. Our commitment to pay equity and increasing representation, and progress in this area, reaffirm our belief that our current framework is more appropriate for the Company.

Transparent Reporting. We continue to focus on increasing diverse representation at every level of the Company to help Apple become an even better reflection of the world we live in, and we are proud of the progress we have made. And we share our progress on our Inclusion and Diversity website, which provides data on the ratio of women and people from underrepresented communities in our workforce, as well as within tech, nontech, leadership, retail, and retail leadership roles. We also share on our website metrics regarding hiring for leadership positions, R&D positions, and R&D leadership positions. Although we do not use the Federal Employer Information Report EEO-1 to assess progress, we have been making these reports publicly available since 2015.

Between 2014 and 2021:

- the number of employees from underrepresented communities has increased by 74% in the United States, with an 80% increase in leadership during this time;[1]

---

(1)   Leadership roles include managers at all levels of our Company.



- the number of Hispanic/Latinx employees at Apple in the United States has increased by 104% during this period, with a 90% increase in leadership during this time;
- the number of Black employees at Apple in the United States has increased by 71%, with an 84% increase in leadership during this time; and
- the number of female employees at Apple worldwide has increased by 89%, with an 87% increase in leadership during this time.

In addition, between January 2021 and December 2021:

- 47% of open leadership roles and 34% of open R&D leadership roles were filled by women globally; and
- 59% of open leadership roles and 38% of open R&D leadership roles in the United States were filled by people from underrepresented communities.

We are working to accelerate progress through our diversity recruiting and hiring efforts across Apple, with a focus on technical, engineering, and leadership roles. We are expanding our diversity outreach efforts, including our ties with Historically Black Colleges and Universities (HBCUs), Hispanic-Serving Institutions (HSIs), and other organizations that serve and engage talent from underrepresented communities. And we continue to make progress toward our goal of having more diverse interview panels and candidates so that diversity is reflected at every stage of the hiring process.

Fostering an inclusive culture to promote representation. At Apple, we believe building an inclusive culture rooted in community helps everyone, in every part of Apple, feel supported, valued, connected, and empowered to do the best work of their lives. From day one, Apple employees have access to our career development programs, ongoing inclusion and diversity education, and support throughout their career journey. For example, our Career Experiences program, available in 11 locations across all geographic regions, enables temporary, hands-on development opportunities for Apple Store, service, and support team members by creating short-term rotations in technical, operations, and corporate functions across Apple. Participants can build new skills, explore an aspirational role up close, and gain in-role experience, while host teams benefit from the unique customer-facing perspectives, talents, and passions of participants.

Further, all our employees are required to complete unconscious bias and inclusion training, and can access expert-led courses on race, justice, allyship, and more. In addition, all our managers are required to take inclusive leadership training, and inclusion and diversity measures are built into our annual review process for leaders across Apple.

For more than 35 years, Apple employees have found community and connection in our Diversity Network Associations (DNAs). These employee-led groups foster a culture of belonging through education, leadership, development, networking, and volunteering, while also encouraging the kind of open dialogue that leads to stronger allyship across Apple. DNA communities have grown by more than 50% since the beginning of 2021, and today, over 55,000 Apple employees across the globe belong to groups like Accessibility@Apple, AsianPacific@Apple, Beacon@Apple, Black@Apple. Familia@Apple, Indigenous@Apple, Pride@Apple, SouthAsian@Apple, Women@Apple, and more.

Empowering communities. Our work to increase representation doesn't stop at our own doors and we believe our work supporting and empowering our communities will also help increase representation in our workforce. We are committed to supporting and empowering communities around the world. Apple's Racial Equity and Justice Initiative began in June 2020 with an initial commitment of $100 million to help dismantle systemic barriers to opportunity and combat injustices faced by communities of color, followed by an additional $30 million commitment in August 2021 to help elevate equity-focused solutions across the academic and advocacy landscapes, and a $25 million commitment in May 2022 to expand access to capital for community financial institutions supporting communities of color.

As noted above, Apple is also collaborating with minority-serving institutions across the country to support the leadership of HBCUs, HSIs, Tribal Colleges and Universities (TCUs), and community colleges and other centers of learning in expanding educational access.



In January 2021, we launched the Propel Center, a global innovation and learning hub for the HBCU community, and in August 2021, we announced our partnership with California State University (CSU) Northridge's Global HSI Equity Innovation Hub, which aims to transform HSIs throughout the CSU system and the United States in order to increase student success and equip Latinx and other students from historically underserved groups with skills for high-demand careers in science, technology, engineering, and math. In partnership with Tennessee State University, Apple supports the HBCU C2 initiative, launched in 2019 to empower and support HBCUs to bring coding and creativity experiences to their communities, using Apple hardware and its Everyone Can Code and Everyone Can Create curricula. In 2021, we announced the expansion of the program to 11 new schools, bringing the total number of community coding centers and regional hubs on HBCU campuses to 45 across the United States.

We are also providing mentorship to founders who have historically been cut out of funding opportunities through our Impact Accelerator and significant financial investments to support businesses with diverse founders. In addition, our Apple Developer Academy, which first opened in Brazil in 2013, provides the tools and training for aspiring entrepreneurs, developers, and designers to find and create jobs in the thriving iOS app economy. As of April 2022, Apple has 23 foundation programs that cover specific topics, including an introductory course for those considering app development as a career path, and 17 academy programs across the globe, including the first U.S. Apple Developer Academy that launched in Detroit in October 2021 and the first women-dedicated Apple Developer Academy that launched in Riyadh, Saudi Arabia in November 2021. The programs are based in seven countries with over 2,600 participants in calendar year 2021—and more than 15,000 since the inception of the Apple Developer Academy in 2013.

Active Board oversight. Inclusion and diversity is one of our Apple values and our Board and its committees maintain active oversight of this area. The Board receives regular updates on diversity initiatives from our dedicated Vice President of Inclusion and Diversity, whose work aids in the hiring, development, and retention of world-class talent, at all levels, that reflect the customers and communities we engage with.

And our Compensation Committee is tasked with assisting the Board in its oversight of management's strategies, policies, and practices relating to Apple's people and teams, including with respect to pay equity, inclusion and diversity, culture and employee engagement, talent recruitment, development, and retention.

As part of their efforts, beginning in 2021, the Compensation Committee amended the annual cash incentive program for executives to include a modifier as a measure to evaluate the actions taken during the year to advance our Apple values and key community initiatives and reflect our commitment to promoting values-driven leadership.

Recommendation: Given our comprehensive approach to pay equity and representation, our robust annual disclosures, our strong programs and policies to foster an inclusive culture and promote representation, and our active Board oversight in this area, we believe our current framework is a more meaningful way to advance diverse representation in the workforce and promote pay equity than the unadjusted median pay gap disclosures requested by the proposal.

For all the reasons above, the Board recommends a vote AGAINST Proposal No. 8.

The Board recommends a vote AGAINST Proposal No. 8.

Vote Required

Approval of Proposal No. 8 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Proposal No. 9
Shareholder Proposal

Apple has been advised that James McRitchie intends to submit the following proposal at the Annual Meeting.

Proposal 9 - Shareholder Proxy Access Amendments



RESOLVED: Shareholders of Apple, Inc. (the "Company" or "Apple") ask the board of directors (the "Board") to amend its "Proxy Access for Director Nominations" bylaw, and any other associated documents, to include the following changes or their equivalent for the purpose of increasing the potential number of nominees:

> The number of "Shareholder Nominees" eligible to appear in proxy materials shall be 20% of the directors then serving or 2, whichever is greater.

Supporting Statement: Current proxy access bylaws restrict Shareholder Nominees to 20% of directors rounded down to the nearest whole number. Apple has only nine directors. 20% of 9, rounding down to the nearest whole number is 1. Therefore, Apple allows shareholders to nominate only one director, given the current board size.

The Council of Institutional Investors notes: "It is important that shareholder nominees have meaningful representation on the board, and in many or most cases, one director is insufficient to achieve that goal. Having at least two nominees helps ensure such nominees, if elected, can serve on multiple committees and have greater opportunities to bring an independent perspective into board decisions." (Proxy Access: Best Practices 2017, https://corpgov.law.harvard.edu/2017/08/28/proxy-access-best-practices-2017/)

Sidley Austin reported that 86% of companies with proxy access allow a minimum of 2 directors to be nominated or 25% of the board. Only 14% have the same standard as Apple – 20% of the board with no minimum. (*Proxy Access: A Five-Year Review*, https://www.sidley.com/-/media/update-pdfs/2020/01/proxy-access/proxy-access_-a-fiveyear-review-jan-2020--w-appendices.pdf?la=en)

Apple wrote of a similar proposal, "Our proxy access bylaws overall are well within the mainstream of public company practices and share similar features with the proxy access bylaws of many other companies." However, most companies with a similar standard, 20% of the board with no minimum, have boards of 10 or more, so 20% still yields at least two nominees.

In a request to the SEC, our Company previously alleged a similar proposal "falsely" described the Company as a "distinct outlier" and "laggard" in regards to its access bylaw.

The SEC flatly rejected Apple's contention. "We are unable to conclude that you have demonstrated objectively that the Proposal is materially false and misleading." (https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/mcritchieapple112118-14a8.pdf)

Apple has proxy access but is out of step with industry best practices, which allow shareholders to nominate up to 20% of the board or 2, whichever is greater. I could only identify only two other companies that limit proxy access candidates to 1 -- Arch Resources (previously Arch Coal) and EOG Resources (formerly Enron Oil & Gas Company). Should these distinct outliers really be our peer group? Are these laggards really "mainstream" companies Apple should emulate? Apple should be better.


Increase Shareholder Value

Vote FOR Shareholder Proxy Access Amendments – Proposal 9




Apple's Statement in Opposition to Proposal No. 9

The Board recommends a vote AGAINST Proposal No. 9 because:

- our proxy access bylaws were developed giving careful consideration to the varying viewpoints offered by many of our shareholders and provide a meaningful opportunity for shareholders to nominate directors and have at least one nominee included in Apple's proxy statement;
- in addition, Apple's existing bylaws, together with recently adopted rules mandating universal proxy cards, provide further opportunities for shareholders to nominate directors and have those nominees included on Apple's proxy card; and
- Apple has a robust shareholder engagement program and, over the course of our engagement in calendar year 2022 with shareholders representing over 60% of institutional shares held, no shareholders provided feedback on, or sought changes to, our existing proxy access provisions.

The requested change to Apple's proxy access bylaws is unnecessary given shareholders have a meaningful opportunity to nominate directors through our current bylaws and have those nominees included in Apple's proxy statement or on Apple's proxy card. A similar proposal was rejected by a significant majority of shareholders at each of Apple's annual meetings between 2017 and 2021, and based on our shareholder engagement, we do not believe there is a strong preference among our shareholders to modify our current proxy access provisions.

Our proxy access bylaws incorporate shareholder feedback and give shareholders a meaningful opportunity to nominate directors. After careful consideration of the varying viewpoints offered by many of our shareholders, the Board amended Apple's bylaws to adopt proxy access in 2015 and has since revised these provisions to reflect best practices and the preferences of our shareholders. The bylaws permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of Apple's outstanding shares of common stock continuously for at least three years, to nominate and include in Apple's annual proxy materials director nominees constituting up to 20% of the Board, subject to the requirements specified in our bylaws.

Our proxy access bylaws are tailored to Apple's specific governance needs and the size of the Board, and we believe they strike the appropriate balance by both promoting shareholder rights and protecting the interests of shareholders as a whole. Given the size of Apple's Board, this proposal could result in Apple facing a disproportionate slate of proxy access nominees and encouraging the pursuit of special interests at the expense of a holistic, long-term strategic view.

The recent universal proxy card rule and associated provisions allowing for shareholder nominations render these proxy access provisions unnecessary. In addition, Apple recently amended our bylaws to reflect the SEC's recent adoption of "universal proxy card" rules, which require companies to include all shareholder nominees, including dissident nominees, on their proxy cards under certain conditions. Under the newly effective rules and Apple's existing bylaws, shareholders can nominate a number of nominees up to the number of directors to be elected at the annual meeting. These new rules, coupled with our current bylaws, therefore negate the arguments made by the proponent that at least two nominees are required to "have greater opportunities to bring an independent perspective to board decisions," as there is already a mechanism by which shareholders can nominate a much higher number of directors than the two called for by the proposal.

Apple continues to regularly engage with shareholders so that our practices reflect their current priorities. Moreover, Apple has other practices and provisions that allow our shareholders to effectively participate in our corporate governance. We proactively engage with shareholders throughout the year to foster constructive dialogue and learn their perspectives on significant issues. Our robust program empowers shareholders to raise their concerns directly and enables Apple to appropriately address concerns in a transparent manner. Feedback and insights from our engagement with shareholders and other stakeholders are shared with the Board and help inform our governance practices and disclosures. For example, the Board amended its committee charters to formalize its practice of overseeing environmental and social matters and matters related to Apple's people and teams in response to shareholder feedback.



During our most recent engagement in calendar year 2022 with shareholders representing over 60% of institutional shares held, no shareholders provided feedback on, or sought changes to, our existing proxy access provisions. We believe this engagement, coupled with the fact that a significant majority of shareholders rejected a similar proposal at each of Apple's annual meetings between 2017 and 2021, confirms there is no strong preference to modify the existing proxy access provisions in our bylaws.

Recommendation: For all the reasons outlined above, changing our proxy access framework again, as set out in the proposal, is unwarranted and potentially detrimental to shareholder value.

For all the reasons above, the Board recommends a vote AGAINST Proposal No. 9.

The Board recommends a vote AGAINST Proposal No. 9.

Vote Required

Approval of Proposal No. 9 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Other Matters

Apple knows of no other matters to be submitted to shareholders at the Annual Meeting, other than the proposals identified in this Proxy Statement. If any other matters properly come before shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on those matters in accordance with their best judgment.



Other Information



Audit and Finance Committee Report

As of October 24, 2022, the date of this report, the Audit and Finance Committee consisted of four members: Ron Sugar, who serves as the Chair of the Committee, James Bell, Monica Lozano, and Sue Wagner. Each member is an independent director under Nasdaq and SEC rules, and meets the standards for committee independence as set forth in Apple's Corporate Governance Guidelines. The Audit and Finance Committee has the duties and powers described in its written charter adopted by the Board. A copy of the charter is available on Apple's website at investor.apple.com/leadership-and-governance.

The Audit and Finance Committee assists the Board's oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;
- compliance with legal, regulatory, and public disclosure requirements;
- the independent auditors, including their qualifications and independence;
- Apple's system of internal controls, including the internal audit function;
- treasury and finance matters;
- enterprise risk management, privacy, and data security;
- and the auditing, accounting, and financial reporting process generally.

The Audit and Finance Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Apple's financial statements.

The Audit and Finance Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by Apple's independent registered public accounting firm, Ernst & Young LLP. In fulfilling its oversight responsibility, the Audit and Finance Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

Ernst & Young has served as Apple's independent registered public accounting firm since 2009 and rotates its lead audit engagement partner every five years. The Audit Committee is directly involved in the selection of the lead engagement partner.

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit and Finance Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit and Finance Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit and Finance Committee.

The Audit and Finance Committee has reviewed and discussed the audited financial statements for the year ended September 24, 2022 with Apple's management and Ernst & Young. The Audit and Finance Committee has also discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit and Finance Committee also has received and reviewed the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board that the financial statements referred to above be included in Apple's Annual Report on Form 10-K for the year ended September 24, 2022 for filing with the SEC.

Members of the Audit and Finance Committee

| Ron Sugar (Chair) | James Bell | Monica Lozano | Sue Wagner |



Security Ownership of Certain Beneficial Owners and Management

The following table shows information as of January 9, 2023 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of Apple's common stock by: (i) each person known to Apple to beneficially own more than 5% of the outstanding shares of Apple's common stock based solely on Apple's review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act; (ii) each director and nominee; (iii) each named executive officer listed in the table entitled "Summary Compensation Table—2022, 2021, and 2020" under the section entitled "Executive Compensation"; and (iv) all current directors and executive officers as a group. As of the Table Date, 15,836,213,000 shares of Apple's common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of Apple's common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1]	Percent of Common Stock Outstanding
The Vanguard Group	1,261,261,357[2]	7.96%
BlackRock, Inc.	1,019,810,291[3]	6.44%
Berkshire Hathaway Inc. / Warren E. Buffett	907,559,761[4]	5.73%
Kate Adams	425,059[5]	*
James Bell	36,675[6]	*
Tim Cook	3,279,898[7]	*
Al Gore	467,143[8]	*
Alex Gorsky	2,171[9]	*
Andrea Jung	141,279[10]	*
Art Levinson	4,590,409[11]	*
Monica Lozano	5,239[12]	*
Luca Maestri	109,970[13]	*
Deirdre O'Brien	136,290[14]	*
Ron Sugar	105,943[15]	*
Sue Wagner	65,523[16]	*
Jeff Williams	677,392[17]	*
All current executive officers and directors as a group (13 persons)	10,042,991[18]	*

(1) Represents shares of Apple's common stock held, and RSUs held that will vest within 60 days after the Table Date. Does not include RSUs that vest more than 60 days after the Table Date. RSUs are awards granted by Apple and payable, subject to vesting requirements, in shares of Apple's common stock.

(2) Represents shares of Apple's common stock beneficially owned as of December 31, 2021, based on a Schedule 13G/A filed with the SEC on February 9, 2022, by The Vanguard Group. The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has shared voting power with respect to 26,718,301 shares of Apple's common stock, sole dispositive power with respect to 1,196,152,755 shares of Apple's common stock, and shared dispositive power with respect to 65,108,602 shares of Apple's common stock.

(3) Represents shares of Apple's common stock beneficially owned as of December 31, 2021, based on a Schedule 13G/A filed with the SEC on February 1, 2022, by BlackRock, Inc. BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 874,268,061 shares of Apple's common stock, and sole dispositive power with respect to all shares beneficially owned.



(4)   Represents shares of Apple's common stock beneficially owned as of December 31, 2020, based on the Schedule 13G/A filed with the SEC on February 16, 2021 by Warren E. Buffett, Berkshire Hathaway Inc. and certain other reporting persons. Mr. Buffett and Berkshire Hathaway list their address as 3555 Farnam Street, Omaha, NE 68131, and indicate that they have shared voting and dispositive power over all shares beneficially owned.

(5)   Excludes 628,140 RSUs held by Ms. Adams that are not scheduled to vest within 60 days after the Table Date.

(6)   Includes 1,685 RSUs held by Mr. Bell that are scheduled to vest on February 1, 2023.

(7)   Represents 3,279,898 shares of Apple's common stock held in the name of Mr. Cook's trust and excludes 1,444,362 RSUs held by Mr. Cook that are not scheduled to vest within 60 days after the Table Date.

(8)   Includes 1,685 RSUs held by Mr. Gore that are scheduled to vest on February 1, 2023.

(9)   Includes 1,685 RSUs held by Mr. Gorsky that are scheduled to vest on February 1, 2023.

(10)   Includes 91,342 shares of Apple's common stock held in the name of Ms. Jung's trust and 1,685 RSUs held by Ms. Jung that are scheduled to vest on February 1, 2023.

(11)   Includes 56,000 shares of Apple's common stock held by Dr. Levinson's spouse and 1,685 RSUs held by Dr. Levinson that are scheduled to vest on February 1, 2023.

(12)   Includes 1,685 RSUs held by Ms. Lozano that are scheduled to vest on February 1, 2023.

(13)   Excludes 628,140 RSUs held by Mr. Maestri that are not scheduled to vest within 60 days after the Table Date.

(14)   Excludes 600,972 RSUs held by Ms. O'Brien that are not scheduled to vest within 60 days after the Table Date.

(15)   Includes 1,685 RSUs held by Dr. Sugar that are scheduled to vest on February 1, 2023.

(16)   Includes 6,000 shares of Apple's common stock held by Ms. Wagner's spouse, 400 shares of Apple's common stock held by one of Ms. Wagner's children, and 1,685 RSUs held by Ms. Wagner that are scheduled to vest on February 1, 2023.

(17)   Includes 677,392 shares of Apple's common stock held in the name of Mr. Williams' family trust and excludes 628,140 RSUs held by Mr. Williams that are not scheduled to vest within 60 days after the Table Date.

(18)   Includes 13,480 RSUs held by directors that are scheduled to vest within 60 days after the Table Date. As of the Table Date, no executive officer held any RSUs scheduled to vest within 60 days after the Table Date. Excludes 3,929,754 RSUs held by executive officers that are not scheduled to vest within 60 days after the Table Date.

*   Represents less than 1% of the issued and outstanding shares of Apple's common stock as of the Table Date.



Equity Compensation Plan Information

The following table shows information, as of September 24, 2022, regarding shares of Apple's common stock authorized for issuance under Apple's equity compensation plans. As of September 24, 2022, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1] ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)
Equity compensation plans approved by shareholders[2]	201,640,955[3]	6.63	1,343,899,780[4]

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding options and do not reflect the shares that will be issued upon the vesting of outstanding RSU awards, which have no exercise price.

(2) This table does not include equity awards that have been assumed by Apple in connection with the acquisition of other companies. As of September 24, 2022, an additional 4,152 shares of Apple's common stock were subject to outstanding stock options assumed in connection with acquisitions of other companies (with a weighted average exercise price of $1.45 per share). Shares issued in respect of these assumed awards do not count against the share limits of the 2022 Plan.

(3) This number includes the following: 10,903,174 shares subject to outstanding RSUs granted under the 2022 Plan; 190,724,301 shares subject to outstanding awards granted under the 2014 Plan, of which 159,303 shares were subject to outstanding options and 190,564,998 shares were subject to outstanding RSU awards, with the number of outstanding performance-based RSUs calculated at 100% of the target number of shares subject to each award. This number also includes 13,480 shares subject to outstanding awards granted under the Director Stock Plan, of which all shares were subject to outstanding RSU awards.

(4) This number includes 1,252,568,334 shares available for issuance under the 2022 Plan; 87,170,468 shares available for issuance under the Apple Inc. Employee Stock Purchase Plan; and 4,160,978 shares available for issuance under the Director Stock Plan. Shares issued in respect of awards other than stock options and stock appreciation rights granted under the 2022 Plan and the Director Stock Plan count against the shares available for grant under the applicable plan as two shares for every share granted.



General Information

2023 Annual Meeting of Shareholders

Date and Time: March 10, 2023 9:00 A.M. Pacific Time	**Virtual Meeting Site:** www.virtualshareholdermeeting.com/AAPL2023

The Record Date for the Annual Meeting is January 9, 2023. Only shareholders of record as of the close of business on this date are entitled to vote at the Annual Meeting.

You are invited to vote on the proposals described in this Proxy Statement because you were an Apple shareholder on the Record Date, January 9, 2023.

Apple is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments thereof.

In the interest of saving time and money, Apple has opted to provide our Annual Report on Form 10-K for the year ended September 24, 2022 in lieu of producing a glossy annual report.

Attending the Annual Meeting

We are pleased to welcome shareholders to the 2023 Annual Meeting to be held virtually.

To attend, vote, and submit questions during the Annual Meeting visit www.virtualshareholdermeeting.com/AAPL2023 and enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting. Attendance at the Annual Meeting is subject to capacity limits set by the virtual meeting platform provider. To submit questions in advance of the Annual Meeting, visit proxyvote.com before 8:59 P.M. Pacific Time on March 9, 2023 and enter the control number. If you have any questions about proxyvote.com or your control number, please contact the bank, broker, or other organization that holds your shares. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

No recording of the Annual Meeting is allowed, including audio and video recording.

Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting. We reserve the right to eject an attendee or cut off speaking privileges for behavior likely to cause disruption or annoyance or for failure to comply with reasonable requests or the rules of conduct for the meeting, including time limits applicable to attendees who are permitted to speak.

We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group questions together and provide a single response to avoid repetition.

In the event of technical difficulties with the Annual Meeting, we expect that an announcement will be made on www.virtualshareholdermeeting.com/AAPL2023. If necessary, the announcement will provide updated information regarding the date, time, and location of the Annual Meeting. Any updated information regarding the Annual Meeting will also be posted on our Investor Relations website at investor.apple.com.



Proxy Materials

These materials were first sent or made available to shareholders on January 12, 2023, and include:

- The Notice of 2023 Annual Meeting of Shareholders;
- This Proxy Statement for the Annual Meeting; and
- Apple's Annual Report on Form 10-K for the year ended September 24, 2022.

If you requested printed versions by mail, these printed proxy materials also include the proxy card or voting instruction form for the Annual Meeting.

Forward-looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our environmental, social, and governance goals, commitments, and strategies, our executive compensation program, and our intent to publish reports in relation to our civil rights audit and workers' rights assessment. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks, uncertainties, and other important factors that are discussed in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. We assume no obligation to update any forward-looking statements or information, which speak as of their respective dates.

Proxy Materials are Available on the Internet

Apple uses the internet as the primary means of furnishing proxy materials to shareholders. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our shareholders with instructions on how to access the proxy materials online at proxyvote.com or request a printed copy of the materials.

Shareholders may follow the instructions in the Notice of Internet Availability to elect to receive future proxy materials in print by mail or electronically by email. We encourage shareholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce Apple's printing and mailing costs.

Apple's proxy materials are also available at investor.apple.com.

Eliminating Duplicate Mailings

Apple has adopted a procedure called "householding." Under this procedure, Apple may deliver a single copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and our Annual Report on Form 10-K for the year ended September 24, 2022 to multiple shareholders who share the same address, unless Apple has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of our annual meetings and reduces Apple's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, Apple will deliver promptly a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and our Annual Report on Form 10-K for the year ended September 24, 2022 to any shareholder that elects not to participate in householding.



To receive, free of charge, a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement or the Annual Report on Form 10-K for the year ended September 24, 2022, or separate copies of any future notice, proxy statement, or annual report, you may write or call Apple at the following physical address, phone number, or email address:

Apple Investor Relations
One Apple Park Way
MS 927-4INV
Cupertino, CA 95014 USA
Phone: (408) 974-3123
Email: investor_relations@apple.com

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the bank, broker, or other organization that holds your shares to request information about eliminating duplicate mailings.

Quorum for the Annual Meeting

Holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting or represented by proxy for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if:

- You are entitled to vote and you are present at the Annual Meeting; or
- You have properly voted prior to the meeting by proxy online, by phone, or by submitting a proxy card or voting instruction form by mail.

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. If a quorum is not present, we may propose to adjourn the Annual Meeting and reconvene the Annual Meeting at a later date.

Inspector of Election

A representative of Broadridge Investor Communication Solutions, Inc. will serve as the inspector of election.

Proxy Solicitation Costs

Apple is paying the costs of the solicitation of proxies. Apple has retained Georgeson LLC to assist in the distribution of proxy materials and the solicitation of proxies from individual shareholders as well as brokerage firms, fiduciaries, custodians, and other similar organizations representing beneficial owners of shares for the Annual Meeting. We have agreed to pay Georgeson a fee of approximately $18,000 plus variable amounts for additional proxy solicitation services and out-of-pocket expenses. You may contact Georgeson at (866) 628-6123.

In addition to solicitations by mail, the proxy solicitor and Apple's directors, officers, and employees, without additional compensation, may solicit proxies on Apple's behalf in person, by phone, or by electronic communication.



Apple's Fiscal Year

Apple's fiscal year is the 52- or 53-week period that ends on the last Saturday of September. Apple's 2022 fiscal year included 52 weeks and ended on September 24, 2022. Information presented in this Proxy Statement is based on Apple's fiscal calendar, other than references to particular years in the biographical information about our directors and executive officers and in the opposition statements to the shareholder proposals which refer to calendar years.

Voting

Each share of Apple's common stock has one vote on each matter. Only "shareholders of record" as of the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, there were 15,836,213,000 shares of Apple's common stock issued and outstanding, held by 23,900 shareholders of record. In addition to shareholders of record of Apple's common stock, "beneficial owners of shares held in street name" as of the Record Date can vote using the methods described below.

Shareholders of Record

If your shares are registered directly in your name with Apple's transfer agent, Computershare Trust Company, N.A., you are the shareholder of record with respect to those shares.

Beneficial Owners of Shares Held in Street Name

If your shares are held in an account at a bank, broker, or other organization, then you are the "beneficial owner of shares held in street name." As a beneficial owner, you have the right to instruct the person or organization holding your shares how to vote your shares. Most individual shareholders are beneficial owners of shares held in street name.

Voting Procedures

There are four ways to vote:

- **Online Prior to the Annual Meeting.** You may vote by proxy by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

- **Online During the Annual Meeting.** You may vote online during the Annual Meeting by visiting www.virtualshareholdermeeting.com/AAPL2023, entering the control number found in your Notice of Internet Availability, and following the on-screen instructions. The availability of online voting may depend on the voting procedures of the organization that holds your shares. The meeting webcast will begin promptly at 9:00 A.M. Pacific Time. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your system. If you experience technical difficulties during the check-in process or during the meeting please call 1-844-986-0822 (toll free) or 303-562-9302 (international) for assistance.

- **Phone.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form, and you may vote by proxy by calling the toll-free number found on the card or form. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

- **Mail.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form, and you may vote by proxy by filling out the card or form and returning it in the envelope provided.

All shares represented by valid proxies received prior to 8:59 P.M. Pacific Time on March 9, 2023 will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.



Changing your Vote

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

- **Online Prior to the Annual Meeting.** You may change your vote using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.
- **Online During the Annual Meeting.** You may change your vote by attending the Annual Meeting by visiting www.virtualshareholdermeeting.com/AAPL2023, entering the control number found in your Notice of Internet Availability, and following the instructions to vote, in which case only your latest internet proxy submitted will be counted.
- **Phone.** You may change your vote using the phone voting method described above, in which case only your latest proxy submitted prior to the Annual Meeting will be counted.
- **Mail.** You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.

Uninstructed Shares

Shareholders of Record

If you are a shareholder of record and you:

- Indicate when voting online or by phone that you wish to vote as recommended by the Board; or
- Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders, Kate Adams and Luca Maestri, will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners of Shares Held in Street Name

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, then the organization may generally vote your shares in their discretion on "routine" matters, but cannot vote on "non-routine" matters.

Routine and Non-Routine Proposals

The following proposal is considered a routine matter:

- The ratification of the appointment of Ernst & Young LLP as Apple's independent registered public accounting firm for 2023 (Proposal No. 2).

A broker or other nominee may generally vote in their discretion on routine matters, and therefore no broker non-votes are expected in connection with Proposal No. 2.

The following proposals are considered non-routine matters:

- Election of directors (Proposal No. 1);
- Advisory vote to approve executive compensation (Proposal No. 3);
- Advisory vote on frequency of Say on Pay votes (Proposal No. 4); and
- Each of the shareholder proposals (Proposals No. 5 through No. 9).



If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, broker non-votes may exist in connection with Proposal No. 1 and Proposals No. 3 through No. 9.

Vote Required to Approve a Proposal

With respect to the election of directors (Proposal No. 1), Apple's bylaws provide that, in an uncontested election of directors, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting, and (ii) a majority of the shares required to constitute a quorum is required to elect a director. An "uncontested election of directors" means an election of directors in which the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election.

Approval of Proposals No. 2 through No. 9 requires, in each case, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting, and (ii) a majority of the shares required to constitute a quorum. In the case of Proposal No. 4, if no frequency receives the foregoing vote, then we will consider the option that receives the highest number of votes cast to be the frequency recommended by shareholders.

Broker Non-Votes and Abstentions

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes received in connection with each proposal (or in the case of Proposal No. 4, votes for "1 Year," "2 Years," and "3 Years"). Broker non-votes and abstentions will have no effect on determining whether the affirmative vote constitutes a majority of the shares present or represented by proxy and voting at the Annual Meeting (or in the case of Proposal No. 4, votes for "1 Year," "2 Years," and "3 Years").

In addition, for each proposal, the affirmative vote equal to a majority of the shares necessary to constitute a quorum is also required for approval. Therefore, broker non-votes and abstentions could prevent the election of a director or the approval of a proposal because they do not count as affirmative votes.

Confidentiality of Votes

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Apple will not disclose the proxy instructions or ballots of individual shareholders, except:

- To allow for the tabulation and certification of votes;
- To facilitate a successful proxy solicitation;
- To assert claims for Apple;
- To defend claims against Apple; and
- As necessary to meet applicable legal requirements.

If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to Apple's management and the Board to review your comments.

Tabulation and Reporting of Voting Results

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by the inspector of election after the taking of the vote at the Annual Meeting. Apple will publish the final voting results in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

Director Nominations and Other Matters for the 2024 Annual Meeting of Shareholders

Proposals and director nominations must be sent either by mail to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, or by email to shareholderproposal@apple.com.



Matters for Inclusion in the Proxy Materials for the 2024 Annual Meeting of Shareholders

Matters for inclusion in the proxy materials for the 2024 annual meeting of shareholders, other than nominations of directors, must be received on or before the close of business on September 14, 2023. All proposals must comply with Rule 14a-8 under the Exchange Act.

Matters for Consideration at the 2024 Annual Meeting of Shareholders, but not for Inclusion in the Proxy Materials

Matters for consideration at the 2024 annual meeting of shareholders, but not for inclusion in the proxy materials, must be received no earlier than the close of business on November 11, 2023 and no later than the close of business on December 11, 2023. The proposal must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Nominations of Individuals for Election as Directors at the 2024 Annual Meeting of Shareholders Using Proxy Access

A shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years shares of Apple stock representing an aggregate of at least 3% of our outstanding shares, may nominate and include in Apple's proxy materials director nominees constituting up to 20% of Apple's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in Apple's bylaws. Notice of proxy access director nominees must be received no earlier than the close of business on August 15, 2023 and no later than the close of business on September 14, 2023.

Nominations of Individuals for Election as Directors at the 2024 Annual Meeting of Shareholders (other than through Proxy Access)

Under Apple's bylaws, notice by shareholders who intend to nominate directors at the 2024 annual meeting of shareholders (other than through proxy access as described above) must be received no earlier than the close of business on November 11, 2023 and no later than the close of business on December 11, 2023. Notice of director nominations must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Any notice of director nomination submitted to Apple other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act.

Solicitation of Proxies for 2024 Annual Meeting of Shareholders

We intend to file a proxy statement and white proxy card with the SEC in connection with our solicitation of proxies for our 2024 annual meeting of shareholders. Shareholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed by Apple with the SEC without charge from the SEC's website at: www.sec.gov.

Apple Inc.
One Apple Park Way
Cupertino, CA 95014 USA
Phone: (408) 996-1010
Dated: January 12, 2023



